[redacted]

09045667

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"2009 Interim Results Presentation"

Released: 17 February 2009

SUPPL

Pages: 21
(including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

3/26

Foster's Group 2009 Interim Results

17 February 2009

FOSTER'S GROUP

OUTLOOK STATEMENT DISCLAIMER

Foster's Group Limited (Foster's) advises that the following presentation contains forward looking statements which may be subject to significant uncertainties outside of Foster's control.

No representation is made as to the accuracy or reliability of forecasts or the assumptions on which they are based.

Actual future events may vary from these forecasts and you are cautioned not to place undue reliance on any forward looking statement.

FOSTER'S GROUP

1H 09 RESULTS
AGENDA

10:00 - 10:55	Interim 2009 results presentation and Investor Q&A session
11:00 - 12:30	Wine review presentation and Investor Q&A session
12:30 - 12:45	Break
12:45 - 13:15	Media Q&A session

Ian Johnston
Chief Executive Officer

1H 09 RESULTS SUMMARY

5

Volume	-2.8%	Net Sales Revenue	+2.2%
EBITS	+4.5%	EBITS Margin	+60bps
Net profit[1]	+4.5%	Earnings per share[1]	+6.5%
Cash flow pre interest and tax	$691.9m	Dividend per share	12.0c

Unless otherwise stated, all figures are continuing business before significant items and SGARA

1. Continuing and discontinued business before significant items and SGARA

FOSTER'S GROUP

AUSTRALIA BEER SEGMENTS

6

	Volume	Net Sales Revenue	
Domestic Premium	+17.8%	+11.3%	▪ Strong growth from Carlton Dry Fusion and Crown Lager
Imported Premium	+12.9%	+11.3%	▪ Share gains[1] ▪ Strong portfolio performance
Regular	+3.2%	+6.4%	▪ Strong growth in Pure Blonde & Carlton Draught. VB rate of decline slowed.
Mid	-3.0%	+3.7%	▪ Improved performance in December quarter
Light	-10.5%	-9.8%	▪ Category in decline[1] ▪ Cascade Premium Light performance ahead of category

1. Nielsen

FOSTER'S GROUP

AUSTRALIA BEER INNOVATION

Excellent innovation program

1. Nielsen


Low carb leader[1]
First low carb mid strength beer
Easy drinking, full flavoured low carb beer
Relaunch as lower carb alternative
Unique position as greener choice
Largest flavoured beer on the market[1]
Expansion of craft beer offerings

FOSTER'S GROUP

GLOBAL WINE

Underlying improvements in key markets

Encouraging underlying trends

- In Australia good growth in bottled wine
- In the US share gains in Californian (ex White Zinfandel) & Australian wine[1]
- In the UK increased share in the Australian category[1]

Results

- Volume down 6.3%, impacted by:
  - Cask exit in Australia
  - Beringer California Collection pricing
  - Nordics one-time disruption
- EBITS up 10.6%

BERINGER · ROSEMOUNT · Penfolds · WOLF BLASS · LINDEMANS · YELLOWGLEN · CASTELLO di GABBIANO · MATUA VALLEY

1. Nielsen

FOSTER'S GROUP

GLOBAL WINE ACCOLADES

Continue to produce wines of excellent quality

George Mackey Memorial Trophy – Australia's export wine of the year



Red Winemaker of the Year - International Wine Competition

WOLF BLASS

Wine Enthusiast Magazine 2008 winemaker of the year

CHATEAU ST JEAN SONOMA

Wine & Spirits Magazine – list of wineries of the year

Penfolds

BERINGER

CEO AGENDA

"No regrets" decisions

- Build volume growth and gain value share
- Reduce business costs
- Continue to build business capability

GROWTH

Build volume growth and value market share

Sales effectiveness	• Sales excellence programs • Clear brand and market priorities • Aligning resources
New product development	• Leverage consumer insight • Innovation rate increasing, not at expense of core brands
New market development	• Nordic direct distribution • Channel expansion paying off • In store merchandising in US

FOSTER'S GROUP

EFFICIENCY

Be lowest cost producer

Overheads	• Global review • Corporate efficiency
Production	• Continuous improvement philosophy - Line efficiencies - Asset utilisation
Procurement	• Use scale to drive procurement benefits • Strategic global sourcing

FOSTER'S GROUP

CAPABILITY

Build capabilities of all staff inspired by top level leadership

Culture →

- 3A performance values – Accountable, Adaptable, Aggressive
- Culture program to animate new strategy
- Remuneration incentive structure re-aligned

Accountable. Adaptable. Aggressive.

threeAs

FOSTER'S GROUP

Angus McKay
Chief Financial Officer

PURE BLONDE · Penfolds · CARLTON DRAUGHT · LINDEMANS · CASCADE · ROSEMOUNT · Crown · WOLF BLASS · VB · BERINGER

FOSTER'S GROUP

KEY FINANCIALS

	1H 09	Reported Currency Change	Constant Currency Change
Volume (9L cases)	81.9m	-2.8%	-2.8%
Net Sales Revenue	$2,407.6m	+2.2%	-0.9%
EBITS	$663.2m	+4.5%	-1.8%
Net Interest Expense	$(84.2)m	+3.6%	-10.1%
Tax Expense	$(165.3)m	+4.2%	-1.0%
Net Profit after tax[1]	$411.1m	+4.5%	-0.7%
Earnings per share[1]	21.4¢	+6.5%	+0.9%
Weighted average number of shares	1,924.2m	-1.5%	-1.5%

Unless otherwise stated, all figures are continuing business before significant items and SGARA

1. Continuing and discontinued business before significant items and SGARA

FOSTER'S GROUP

AAP BCS KEY FINANCIALS

Beer net sales revenue up 6.2% in Australia

	Reported[1]	Constant[1]
Volume	+1.1%	+1.1%
NSR	+4.3%	+4.2%
EBITS	+1.8%	+5.6%



AAP BCS Net Sales Revenue
$bn
1.3
1.2
1.1
H1 08
Beer Volume
Beer Price / Mix
Cider / Spirits / RTDs
H1 09

- Strong Australian beer category
  - Volume growth
  - Positive price and mix trends
- In Australia Foster's beer volume up 3.1% and net sales revenue up 6.2%
  - Improved focus
  - Product innovation
- Cider performed strongly
- Spirits & RTDs declined post excise increase

1. Excluding Boag's, asset sale profits and Australian Logistics Transformation costs

FOSTER'S GROUP

AAP BCS
COST OF SALES

Fiscal 2009 cost of sales increases expected to be between 4 and 6%

Cost of Sales

- 1H 09 mix adjusted unit cost of sales up 4.6%
  - Currency
  - Malt
  - Hops
- Negative exchange rate impact on imported beer and other inputs
- Fiscal 2009 mix adjusted unit cost of sales increases expected to be in line with previous 4 to 6% guidance

Australian Logistics Transformation

- Infrastructure development and relocation activity completed in fiscal 2008
  - New network performing in line with expectations
  - Optimisation underway
- Outstanding customer service levels maintained
- Strong customer take up of single delivery capability

FOSTER'S GROUP

GLOBAL WINE
KEY FINANCIALS

Encouraging underlying trends, with share improvements in key markets

	Reported	Constant
Volume	-6.3%	-6.3%
NSR	+3.1%	-3.1%
EBITS	+10.6%	-11.6%



- Encouraging underlying trends
  - Gains in key segments in the US and UK[1]
  - Strong growth in bottled wine in Australia
- Reported top line impacted by:
  - Cask exit in Australia
  - Beringer California Collection pricing
  - Nordics one-time disruption
- Reported net sales revenue per case up 10.0%
  - Favourable mix in Australia
  - Beringer California Collection pricing
  - Currency benefit
- EBITS growth, currency benefit partially offset by:
  - Vintage costs
  - Higher glass costs in California
  - Increased marketing & selling investment

1. Nielsen

FOSTER'S GROUP

AAP WINE KEY FINANCIALS

Strong growth in Australian bottled wine, volume up 5.9%

	Reported	Constant
Volume	-3.4%	-3.4%
NSR	+2.5%	+3.1%
EBITS	-5.4%	-3.5%



AAP Volume
9L cases (m)
6.2
5.8
5.4
5.0
H1 08 Volume
Australia Bottled Wine
Australia Cask
Asia Pacific
H1 09 Volume

- Strong growth in bottled wine in Australia:
  - Volume up 5.9%
  - Net sales revenue up 6.2%
- Expect to complete cask exit in Australia in February 2009
- Asia Pacific
  - Volume down 12.4%
  - Softening market conditions in Asia

AMERICAS WINE KEY FINANCIALS

Encouraging underlying trends in the US

	Reported	Constant
Volume	-6.8%	-6.8%
NSR	+5.9%	-3.5%
EBITS	+18.9%	-11.9%



US Depletions
9L cases (m)
9.0
8.5
8.0
7.5
H1 08 Depletions
Beringer White Zinfandel
Imports
Californian ex White Zinfandel
H1 09 Depletions

- US shipments down 5.9%; Canadian shipments down 13.8%
- US distributor depletions ahead of shipments
  - Californian sourced wine (ex. Beringer White Zinfandel) up 8.1%
  - Australian sourced wine up 2.1%
  - Beringer White Zinfandel down 19.8%
  - Total depletions down 2.2%
- Beringer White Zinfandel in line with expectations
  - Earnings ahead of the prior year
  - Successful expansion of Beringer California Collection range

EMEA WINE
KEY FINANCIALS

Continued share growth in the UK

	Reported	Constant
Volume	-8.5%	-8.5%
NSR	-2.6%	-10.3%
EBITS	+23.2%	-21.1%



9L cases (m)
EMEA Volume
5.5
5.0
4.5
H1 08 Volume
United Kingdom
Outside UK
H1 09 Volume

- Strong growth and share gains[1] in the UK
  - Strong innovation in the grocery channel
  - Sales investment in the impulse channel
- Nordics impacted by one-time disruption
  - V & S ownership change
  - Establishing direct distribution capability
  - One-time fiscal 2009 impact:
    - Volume 0.6 – 0.8 million cases
    - EBITS $16 - $18 million
- Slowing consumer environment
  - Ireland
  - On-premise

1. *Nielsen*

FOSTER'S

GLOBAL WINE
COST OF SALES

Mid to high single digit constant currency increases expected in fiscal 2009

Cost of Sales

- 1H 09 constant currency mix adjusted cost of sales up approximately 5%
  - Higher vintage costs in Australia and California
  - Higher glass costs in California
- Fiscal 2009 constant currency mix adjusted unit cost of sales increases expected to be in line with previous mid to high single digit guidance

Bulk Wine

- Good progress on reducing bulk wine surplus
- Expect to have balanced inventories in first half fiscal 2010

Californian Vintage

- 2008 Californian industry vintage 6% below previous vintage[1]
- Frost and heat impacted coastal region yields

Australian Vintage

- 2009 Australian industry vintage currently underway
- Recent heat and smoke taint expected to reduce yields

1. *California Agricultural Statistics Service*

FOSTER'S

CURRENCY SENSITIVITIES

	Selected Currency			Wine EBITS $m	Group Profit Before Tax $m
Impact on FX on 1H 09	**Average**	**1H 08**	**1H 09**		
	AUD/USD	86.78	78.64	30.0	8.6
	AUD/GBP	42.65	44.88	(1.1)	(1.3)
	Other			25.7	24.3
	Total			**54.6**	**31.6**
2H 09 Indicative Sensitivities		**1H 09**	**Sensitivity**		
	AUD/USD	78.64	1¢ change	3.2	1.9
	AUD/GBP	44.88	1p change	4.5	4.4

FOSTER'S GROUP

CASH FLOW

Cash flow remains outstanding


Cash Conversion (%)[1]
84.7
68.1
85.9
92.5
H1 06
H1 07
H1 08
H1 09


Operating cash flow pre interest and tax ($m)
540.1
465.1
611.2
691.9
H1 06
H1 07
H1 08
H1 09

1. *Cash Conversion is defined as Continuing business OCFPIT divided by EBITDAS*

FOSTER'S GROUP

CASH FLOW AND NET DEBT



$m
2,800
2,600
2,400
2,200
2,000
1,800
1,600
1,400
1,200
Operating cash flow after dividends $155.9m
2,402.7
691.9
81.9
128.4
51.9
273.8
0.5
7.8
2.4
793.8
3,050.3
FY 08 Net Debt
OCFPIT
Net Interest
Tax
Net Capex
Dividends (Net of Receipts)
Net Divestments & Loans
Significant Items & Discontined Operations
Share Issues
Non-cash Items
1H 09 Net Debt

FOSTER'S GROUP

CAPITAL STRUCTURE AND DEBT PROFILE

Robust and stable balance sheet

Interest Cover[1]



times
8
7
6
5
4
4.6
6.1
7.8
7.9
1H 06
1H 07
1H 08
1H 09

Debt Maturity



$m
2,500
2,000
1,500
1,000
500
0
FY 09
FY 10
FY 11
Beyond FY 11

- Interest cover 7.9x, Gearing 76%
- BBB/Baa2 (Stable Outlook) credit rating
- Debt portfolio 56% fixed, 44% floating rates
- Gross debt weighted average maturity 7.7 years

1. *Pre significant items*

- $1.5 billion of committed undrawn facilities
- $296 million of cash
- $33 million bi-lateral bank debt due within 12 months
- No debt capital market or term facilities maturing until 2H 09

FOSTER'S GROUP

Supplementary Information

CONTINUING BUSINESS RESULT

	1H 08 $m	2H 08 $m	FY 08 $m	1H 09 $m
Volume[1]	84.3	71.8	156.1	81.9
NSR	2,356.3	2,016.4	4,372.7	2,407.6
EBITDAS	711.8	594.7	1,306.5	748.4
EBITAS	636.1	505.8	1,141.9	664.7
EBITS	634.6	504.3	1,138.9	663.2
EBIT	638.7	502.1	1,140.8	663.5
Net Profit *(pre-Significant Items)*	**398.7**	**318.1**	**716.8**	**414.0**

Continuing business before significant items
(1) 9L cases millions

EPS RECONCILIATION

	1H 08 $m	EPS ¢s	1H 09 $m	EPS ¢s
Net profit after tax (before significant items and SGARA)	393.5	20.1	411.1	21.4
Significant Items after tax(1) Profit / (Loss)	(2.2)		-	
SGARA after tax	(2.9)		(0.2)	
Net profit after tax	398.6	20.4	411.3	21.4
Diluted Weighted Average Shares	1,953.1		1,924.2	

(1) Significant Items include continuing material items, discontinued material items and gains or losses on sale of discontinued operations

FOSTER'S GROUP

CASH FLOW CONTINUING BUSINESS

	1H 08 $m	1H 09 $m	Change
Continuing business OCFPIT, before Significant Items	611.2	691.9	
Less: Significant Items	9.5	7.8	
Discontinued Operations	0.1	-	
Reported OCFPIT(1)	601.6	684.1	
EBITDAS	711.8	748.4	5.1%
OCFPIT	611.2	691.9	(100.0%)
Cash Conversion	85.9	92.5	6.6pts

(1) Statutory Operating Cash Flow pre Interest, Tax & Dividends

FOSTER'S GROUP

CONTINUING BUSINESS FREE CASH FLOW PRE SIGNIFICANT ITEMS

	1H 08 $m	1H 09 $m
EBITDAS	711.8	748.4
Working Capital	(79.6)	(31.0)
Other Items	(21.0)	(25.5)
Continuing OCFPIT before Significants	611.2	691.9
Net Interest Paid	(83.2)	(81.9)
Tax Paid	(72.4)	(128.4)
Continuing Net Operating Cash Flows before Significants	455.6	481.6
Net Capex	32.2	(51.9)
Dividends Paid[1]	(200.0)	(273.8)
Free Cash Flow after Dividends	287.8	155.9

[1] Excludes the dividend component of the off-market share buy-back completed on 15 October 2007

FOSTER'S GROUP

AUSTRALIA, ASIA AND PACIFIC

	1H 08 $m	2H 08 $m	FY 08 $m	1H 09 $m
BCS Volume	59.8	51.1	110.9	59.0
Wine Volume	5.8	4.9	10.7	5.7
Total Volume[1]	65.6	55.9	121.5	64.6
BCS NSR	1,217.1	1,050.7	2,267.8	1,232.4
Wine NSR	345.5	330.7	676.2	354.0
Total NSR	1,562.6	1,381.4	2,944.0	1,586.4
BCS EBITS	433.4	346.8	780.2	425.9
Wine EBITS	82.1	86.1	168.2	77.7
Total EBITS	515.5	432.9	948.4	503.6
EBIT	520.2	429.7	949.9	504.1

[1] 9L cases millions

FOSTER'S GROUP

AMERICAS

	1H 08 $m	2H 08 $m	FY 08 $m	1H 09 $m
BCS Volume	2.6	2.7	5.3	2.3
Wine Volume	10.2	7.8	18.0	9.5
Total Volume[1]	12.8	10.4	23.2	11.8
BCS NSR	3.0	3.3	6.3	2.8
Wine NSR	551.6	426.7	978.3	583.9
Total NSR	554.6	430.0	984.6	586.7
BCS EBITS	1.4	2.8	4.2	2.1
Wine EBITS	96.9	49.7	146.6	115.2
Total EBITS	98.3	52.5	150.8	117.3
EBIT	97.7	53.5	151.2	117.1

(1) 9L cases millions

FOSTER'S GROUP

EUROPE, MIDDLE EAST AND AFRICA

	1H 08 $m	2H 08 $m	FY 08 $m	1H 09 $m
BCS Volume	0.6	0.7	1.3	0.7
Wine Volume	5.2	4.8	10.0	4.7
Total Volume[1]	5.8	5.5	11.3	5.5
BCS NSR	6.9	5.6	12.5	8.3
Wine NSR	232.2	199.4	431.6	226.2
Total NSR	239.1	205.0	444.1	234.5
BCS EBITS	4.2	5.2	9.4	8.3
Wine EBITS	40.9	37.0	77.9	50.4
Total EBITS	45.1	42.2	87.3	58.7
EBIT	45.1	42.2	87.3	58.7

(1) 9L cases millions

FOSTER'S GROUP

GLOBAL WINE

	1H 08 $m	2H 08 $m	FY 08 $m	1H 09 $m
Volume[1]	21.2	17.5	38.7	19.8
NSR	1,129.3	956.8	2,086.1	1,164.1
EBITDAS	266.5	221.3	487.8	295.8
EBITAS	221.3	174.1	395.4	244.7
EBITS	219.9	172.8	392.7	243.3
EBIT	224.0	170.6	394.6	243.6
Capex	20.1	59.3	79.4	25.4

(1) 9L cases millions

FOSTER'S GROUP

DEBT SUMMARY

		1H 08 $m	FY 08 $m	1H 09 $m
Gross Debt	Gross Borrowings	3,160.4	2,584.5	3,367.5
	Debt Issuance Costs	(19.1)	(21.2)	(20.7)
	Fair Value Adjustment to Fixed Debt	72.5	66.1	220.6
	Borrowings per Balance Sheet	3,213.8	2,629.4	3,567.4
Net Debt	Cash	(341.7)	(160.9)	(296.2)
	Fair Value of Fixed Rate Debt Hedges	(71.3)	(65.8)	(220.8)
	Net Debt	2,800.8	2,402.7	3,050.3
Debt Portfolio	AUD (A$)	1.1	301.1	301.1
	USD (US$)	2,523.6	2,020.5	1,991.8
	GBP (GBP)	100.0	80.0	80.0
	Other (A$)	54.3	16.4	20.4
	% Fixed – Gross Borrowings	48%	52%	54%
	Weighted average maturity of gross debt	7.4 yrs	7.7 yrs	8.0 yrs

FOSTER'S GROUP

GLOBAL BCS

	1H 08 $m	2H 08 $m	FY 08 $m	1H 09 $m
Volume(1)	63.1	54.4	117.5	62.0
NSR	1,227.0	1,059.6	2,286.6	1,243.5
EBITDAS	466.2	392.0	858.2	465.5
EBITAS	439.1	355.0	794.1	436.4
EBITS	439.0	354.8	793.8	436.3
EBIT	439.0	354.8	793.8	436.3
Capex	24.7	24.0	48.7	20.2

(1) *9L cases millions*

FOSTER'S

AAP BCS UNDERLYING

	Reported 1H 08 $m	Boags	Asset Sale Profits	ALT	Underlying 1H 08 $m	1H 09 $m
Volume(1)	59.7	(1.4)			58.3	59.0
NSR	1,217.1	(35.0)			1,182.1	1,232.4
EBITS	433.4	(2.4)	(17.8)	4.9	418.1	425.9

(1) *9L cases millions*

FOSTER'S

CAPITAL STRUCTURE

Gearing



%
140
120
100
80
60
40
20
0
117
78
64
55
63
62
76
1H 06
FY 06
1H 07
FY 07
1H 08
FY 08
1H 09

Group Interest Cover (1)



X
9
8
7
6
5
4
3
2
1
0
4.6
4.6
6.0
6.2
7.8
7.9
7.9
1H 06
FY 06
1H 07
FY 07
1H 08
FY 08
1H 09

(1) *EBITS Interest cover, pre significants*

FOSTER'S GROUP

DEFINITIONS

Exchange rate

Average exchange rates used for profit and loss purposes in the 6 months ended 31 December 2008 are: \$A1 = \$US 0.7864 (2007: \$A1 = \$US 0.8678), \$A1 = GBP 0.4488 (2007: \$A1 = GBP 0.4265). Period end exchange rates used for balance sheet items are: \$A1 = \$US 0.6917 (2007: \$A1 = \$US 0.8770), \$A1 = GBP 0.4800 (2007: \$A1 = GBP 0.4396).

Constant Currency

Throughout this presentation constant currency assumes current and prior period earnings of self-sustaining foreign operations are translated and cross border transactions are transacted at current year exchange rates.

BCS

Beer, Cider, Spirits / Ready To Drink (RTD) category

Discontinued Business

The divestment of Wine Clubs & Services was completed in fiscal 2008. Residual Australian Leisure and Hospitality property settlement profits disclosed in Corporate in fiscal 2009.

Significant Items

Significant Items include continuing material items, discontinued material items and gains or losses on sale of discontinued operations

EBIT

Continuing business earnings before interest, tax and significant items.

EBITS

Continuing business earnings before interest, tax, significant items and SGARA.

EBITDAS

Continuing business earnings before interest, tax, depreciation, amortisation, significant items & SGARA.

Continuing business OCFPIT

Continuing business operating cash flow before cash receipts and payments associated with significant items and other one-off transactions and prior to interest and tax.

SGARA

Australian accounting standard AASB141 "Agriculture".

FOSTER'S GROUP

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Appendix 4D – Half Year Report"

Released: 17 February 2009

Pages: 37
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

APPENDIX 4D

Half Year Report
For the six months ended 31 December 2008

ABN 49 007 620 886

Results for announcement to the market

Extracts of the Foster's Group Limited results for the half year ended 31 December 2008.

				$m
Total operating revenue	up	2.5%	to	2,516.0
Net profit for the period attributable to members	up	3.2%	to	411.3

Dividends	Amount per security	Franked amount per Security at 30% tax
Interim dividend	12.00¢	12.00¢
Previous corresponding period	12.00¢	12.00¢
Record date for determining entitlements to the dividend	2 March 2009	

Other information	
Net tangible asset backing	$0.47 per share (2007: $0.55 per share)

Further information:

Chris Knorr
Tel: +61 3 9633 2685
Mob: 61 417 033 623

Foster's Group Limited
Financial Report for the six month period ended 31 December 2008

Contents

FOSTER'S GROUP

17 February 2009

NET PROFIT[1] AND OPERATING CASH UP IN FIRST HALF

- *Net profit[1] up 4.5% to $411.1 million*
- *Operating cash flow pre interest and tax up 13.2% to $691.9 million*
- *Interim dividend maintained at 12.0 cents per share*

Foster's Group Limited (Foster's) today reported a 4.5% increase in net profit[1] to $411.1 million, with earnings per share[1] up 6.5% to 21.4 cents.

Cash flow remains excellent, with cash conversion up 6.6 percentage points to 92.5% of EBITDAS[2] and cash flow pre interest and tax up 13.2% to $691.9 million. Cash flow after dividends was $155.9 million.

Net sales revenue increased 2.2% and earnings before interest, tax, significant items and SGARA (EBITS) increased 4.5%. On a constant currency basis net sales revenue declined 0.9%, EBITS declined 1.8% and earnings per share[1] increased 0.9%. There were no significant items in the period.

"In the face of very unique global trading conditions, our balance sheet is strong, our medium term funding secure and we continue to generate outstanding operating cash flows," said Ian Johnston, Chief Executive Officer.

Beer, Cider and Spirits (BCS) in Australia, Asia and Pacific (AAP) continued to perform strongly with beer net sales revenue in Australia up 6.2% and AAP BCS EBITS[3] up 5.6% on a constant currency basis.

"We've seen a strong comeback in Australian beer with underlying volume up over 3% for the half and we finished the year with around a 52% value share of the Australian beer market[4]," Ian said.

Wine top line performance included share gains in key market segments in the Americas and the UK and strong bottled wine sales growth in Australia. However volume was impacted by the previously announced decision to exit cask in Australia, the anticipated decline in Beringer White Zinfandel following the January 2008 price increase and a one time disruption in the Nordics. While negatively impacting volume, the exit from cask in Australia and the Beringer White Zinfandel price increase have positively contributed to earnings. The disruption in the Nordics includes an impact from the move to direct distribution that is expected to contribute positively in future periods.

"Deteriorating global trading conditions are a challenge in wine, with a switch away from the higher contribution on-premise trade and consumers trading down on price'" Ian said. "Our ability to win

1 Before significant items and SGARA (refer page 5)

2 Earnings before interest, tax, depreciation, amortisation, significant items and SGARA (EBITDAS)

3 Underlying basis excludes the distribution of the Boags brand, asset sale profits and logistics transformation costs from the prior period.

4 Source Nielsen

share gains in key market segments in the Americas and the UK and our improved performance in Australian bottled wine gives me real confidence in the future."

Foster's retains a robust financial position with significant available liquidity. Interest cover was 7.9 times and at 31 December 2008, Foster's had cash balances of $296 million and $1.5 billion of committed undrawn bank facilities. Foster's has approximately $33 million of short term bi-lateral bank debt repayable within the next 12 months.

Net debt increased $648 million as cash flow after dividends from operations of $155.9 million was offset by a $794 million non-cash impact from exchange rate movements primarily on US dollar denominated debt. Reflecting the increase in net debt, gearing increased to 76.2%.

"Despite global wine challenges, our Group first half performance has been strong," Ian said. "We are building a more accountable, adaptable and aggressive culture, we continue to take the tough decisions and we are beginning to drive improving sales growth trends and win back lost share."

AAP Beer, Cider and Spirits: In Australia Foster's beer volume and net sales revenue growth improved through the first half. Foster's underlying[3] beer value share has sustained an improving trend since August 2008[4].

Pure Blonde continues to lead beer category growth[4] with net sales revenue up 32.2%. Carlton Draught sales grew 10.5% and in December was Australia's second largest regular beer brand behind VB by value[4].

Foster's further increased its market leadership position in the premium domestic and international beer categories with above category volume and revenue growth[4].

Foster's continues to innovate strongly in beer and in the first half launched Pure Blonde Naked Ale, the first beer launched as a low carb alternative in the mid-strength category, Carlton Natural Blonde and craft beers Fat Yak and Sebastian.

Global Wine: In key wine markets the category has remained in growth, however it has moderated and mix trends have generally been unfavourable. Global wine EBITS increased 10.6% to $243.3 million with the benefit from exchange rate movements partially offset by lower volume, negative mix, higher cost of sales and increased promotional investment. On a constant currency basis global wine EBITS declined 11.6%.

AAP wine: In Australia increased promotional investment and improved sales focus contributed to 5.9% bottled wine volume and 6.2% net sales revenue growth. Wine volume in Asia and the Pacific was below the prior year and impacted by the economic recession in a number of key markets.

Americas wine: Volume in the Americas declined 6.8% and constant currency net sales revenue declined 3.5%. Excluding Beringer White Zinfandel volume in the Americas increased 0.3% and specifically in the US increased 3.4%. Distributor depletions of Foster's wines, which provide an indication of underlying performance, were ahead of shipments. US distributor depletions declined 2.2% with the decline in Beringer White Zinfandel the key driver. Excluding Beringer White Zinfandel US distributor depletions increased 5.5% with depletions of the balance of the Californian sourced wine portfolio up 8.1% and Australian sourced wines up 2.1%.

Beringer White Zinfandel volume was in line with expectations following the January 2008 price increase. Earnings were ahead of the prior period and the price initiative has facilitated the successful expansion of Beringer California Collection into multiple varietals.

Europe, Middle East and Africa (EMEA) wine: Performance in EMEA reflected strong share gains in the competitive UK market offset by lower volume in Ireland and Continental Europe. The volume decline reflects an impact from the slowing consumer environment and in the Nordics the impact of the change in ownership of our distribution partner and Foster's subsequent decision to move to direct distribution. Volume declined 8.5% and net sales revenue declined 10.3% on a constant currency basis.

Strategic Agenda

Good progress was made during the half against our near-term strategic agenda - to build volume growth, gain value share, reduce business costs and build capability.

"We've focussed on getting the basics right, simplifying the business to focus on what really matters – profitably making and selling drinks," Ian said. "We have begun to turn around sales growth trends and we've taken back 1 percentage point of share in the Australian beer market in the last quarter[4]."

Concerted effort has also been applied to capturing cost efficiencies across the group. There is currently a comprehensive review of Foster's business processes underway to drive efficiencies and eliminate low-value adding activities. Improving sales capability – investing in excellence programs and better aligning our sales force rewards with performance outcomes – is reaping early rewards.

"We are already great producers of drinks, but a focus on continuous improvement is now driving efficiency leading to cost savings and increasing quality delivery across our supply chain", Ian said. "The early positive response to this work gives great encouragement."

Wine Review

The Board completed its review of Foster's wine business and announced the outcomes today in a separate release to the Australian Securities Exchange. Key initiatives announced today include the operational separation of the Australian beer and wine businesses, the appointment of a new and experienced leadership team and the integration of supply activities, a performance improvement program that is expected to deliver $100 million of annual cost savings in fiscal 2011 and the rationalisation of non-core vineyards and non-core Australian wine brands.

These initiatives are expected to result in restructuring costs and asset write-downs of between $330 million and $415 million before tax ($280 million to $350 million after tax) in the second half of fiscal 2009. The cash component is expected to be between $130 million and $165 million and the non-cash component between $200 million and $250 million.

The operational separation of the beer and wine businesses in Australia is expected to result in a $60 million increase in overheads allocated to AAP Wine and a corresponding reduction in overheads allocated AAP BCS. The increase in overheads allocated to AAP Wine reflects the detailed work undertaken as part of the wine review and reflects costs associated with a significantly increased number of specialist wine sales, marketing and support roles. The overhead changes are expected to have a partial impact in fiscal 2009 with the full impact expected in fiscal 2010.

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: +61 417 033 623

FINANCIAL COMMENTARY

6 Months to 31 December	2008 Reported $m	2007 Reported $m	Change %	2007 Constant Currency $m	Change %
Net sales revenue[(1)]	2,407.6	2,356.3	2.2	2,428.6	(0.9)
Australia, Asia and Pacific	503.6	515.5	(2.3)	499.0	0.9
Americas	117.3	98.3	19.3	132.1	(11.2)
Europe, Middle East and Africa	58.7	45.1	30.2	68.4	(14.2)
Corporate	(16.4)	(24.3)	32.5	(23.9)	31.4
EBITS[(1)]	**663.2**	**634.6**	**4.5**	**675.6**	**(1.8)**
SGARA	0.3	4.1	(92.7)	4.1	(92.7)
EBIT	**663.5**	**638.7**	**3.9**	**679.7**	**(2.4)**
Net finance costs	(84.2)	(81.3)	(3.6)	(93.7)	10.1
Continuing net profit before tax	**579.3**	**557.4**	**3.9**	**586.0**	**(1.1)**
Tax	(165.3)	(158.7)	(4.2)	(166.9)	1.0
Continuing net profit after tax	**414.0**	**398.7**	**3.8**	**419.1**	**(1.2)**
Minority Interests	(2.7)	(3.5)	22.9	(3.5)	22.9
Continuing net profit after tax and minority interests (before significant items)	**411.3**	**395.2**	**4.1**	**415.6**	**(1.0)**
Discontinued operations trading result after tax	-	1.2	(100.0)	1.4	(100.0)
Net profit after tax (before significant items)	**411.3**	**396.4**	**3.8**	**417.0**	**(1.4)**
Discontinued operations significant items (net of tax)	-	2.2		2.4	
Net profit after tax attributable to members of Foster's Group Limited	**411.3**	**398.6**	**3.2**	**419.4**	**(1.9)**
Net profit after tax (before significant items & SGARA)	411.1	393.5	4.5	414.1	(0.7)
EPS (before significant items & SGARA)	21.4	20.1	6.5	21.2	0.9
Reported EPS	21.4	20.4	4.9	21.5	(0.5)
Average shares (number - million)	1,924.2	1,953.1		1,953.1	

1 Refer reconciliation to the Income Statement on page 5
Exchange rates: Average exchange rates used for profit and loss purposes in 2009 are: $A1 = $US 0.7864 (2008: $A1 = $US 0.8678), $A1 = GBP 0.4488 (2008: $A1 = GBP 0.4265). Period end exchange rates used for balance sheet items in 2009 are: $A1 = $US 0.6917 (2008: $A1 = $US 0.877), $A1 = GBP 0.48 (2008: $A1 = GBP 0.4396).
Constant currency: Throughout this report constant currency assumes current and prior earnings of self-sustaining foreign operations are translated and cross border transactions are transacted at current year exchange rates.
SGARA: Australian Accounting standard AASB141 "Agriculture"

RECONCILIATION TO THE INCOME STATEMENT

6 Months to 31 December	Reference	2008 Reported $m	2007 Reported $m
Net sales revenue	Commentary - p4	2,407.6	2,356.3
Other revenue		108.4	98.9
Total revenue	Income statement - p16	**2,516.0**	**2,455.2**
EBITS	Commentary - p4	663.2	634.6
SGARA		0.3	4.1
Profit from continuing operations before tax and finance costs	Income statement - p16	**663.5**	**638.7**
Tax	Commentary - p4	(165.3)	(158.7)
Income tax expense relating to continuing operations	Income statement - p16	**(165.3)**	**(158.7)**
Discontinued operations trading result after tax	Commentary - p4	-	1.2
Discontinued operations significant items after tax			2.2
Net profit from discontinued operations	Income statement - p16	**-**	**3.4**
Net profit after tax before significant Items and SGARA	Commentary - p4	411.1	393.5
Discontinued operations significant items after tax		-	2.2
SGARA post tax		0.2	2.9
Net profit attributable to members of Foster's Group Limited	Income statement - p16	**411.3**	**398.6**

FOSTER'S AUSTRALIA, ASIA AND PACIFIC

6 Months to 31 December	2008	2007		2007	
	Reported	Reported	Change	Constant Currency	Change
Continuing Business pre significant Items	$m	$m	%	$m	%
BCS Volume (millions 9L cases)	**59.0**	59.7	(1.3)	59.7	(1.3)
Wine Volume (million 9L cases)	**5.7**	5.8	(3.4)	5.8	(3.4)
Total Volume (millions 9L cases)	**64.6**	65.6	(1.4)	65.6	(1.4)
BCS NSR	**1,232.4**	1,217.1	1.3	1,217.5	1.2
Wine NSR	**354.0**	345.5	2.5	343.5	3.1
Total Net Sales Revenue	**1,586.4**	1,562.6	1.5	1,561.0	1.6
BCS EBITS	**425.9**	433.4	(1.7)	418.5	1.8
Wine EBITS	**77.7**	82.1	(5.4)	80.5	(3.5)
Total EBITS	**503.6**	515.5	(2.3)	499.0	0.9
EBITS / NSR Margin (%)	**31.7**	33.0	(1.2)pts	32.0	(0.2)pts

Beer, Cider and Spirits / RTD

The Australian beer category performed strongly through the period and has benefited from volume growth[4] and the continuation of positive price and mix trends. Foster's performance improved through the half as initiatives to improve sales focus and new products gained traction.

Foster's underlying Australian beer value share, which excludes the Boag's brand from the prior period, has sustained an improving trend since August 2008[4]. Underlying value share in December quarter was 52.2% and in the month of December value share was ahead of the prior period[4].

Underlying AAP beer volume increased 2.5% and net sales revenue increased 5.9%. In Australia underlying beer volume increased 3.1% and net sales revenue increased 6.2%.

Cider continues to perform strongly with volume up 16.5% and net sales revenue up 22.8%. Spirits / ready to drink (RTD) volume and net sales revenue declined following changes to RTD excise in fiscal 2008.

On a constant currency basis AAP BCS EBITS increased 1.8% to $425.9 million. On a constant currency underlying basis AAP BCS EBITS increased 5.6%. The underlying basis excludes a net $15.3 million non-recurring benefit from the prior period that included $17.8 million of assets sale profits, $2.4 million in earnings related to the distribution of Boag's and $4.9 million of costs associated with the transformation of the Australian logistics network.

AAP BCS mix adjusted unit cost of sales increased 4.6% and Foster's expects the fiscal 2009 increase to be within the previous guidance range of between 4 and 6%.

AAP BCS EBITS was negatively impacted by exchange rate movements relating to imported beer purchases and packaging and other input costs.

Wine

Foster's continues to focus on the development of its premium bottled wine portfolio. In Australia the gap between bottled wine category growth and Foster's performance continued to narrow[4] as

benefits were realised from the release of new varietals, increased marketing and selling investment and improved sales focus.

In Australia bottled wine volume increased 5.9% to 4.4 million cases and net sales revenue increased 6.2% to $289.2 million. The Asia and Pacific markets were impacted by the slowing consumer environment and volume declined 12.4% to 0.8 million cases.

Foster's continues to manage its exit from cask wine in Australia. Volume declined 43.1% to 0.4 million cases and Foster's expects to complete the exit from this category in February 2009.

Constant currency wine net sales revenue per case increased 6.7% and included a significant contribution from mix and a benefit from selective price increases.

On a constant currency basis AAP wine EBITS declined approximately 3.5% and included the impact from increased investment in selling, marketing and promotional support and previously identified higher Australian vintage costs.

FOSTER'S AMERICAS

6 Months to 31 December Continuing Business pre significant Items	2008 Reported $m	2007 Reported $m	Change %	2007 Constant Currency $m	Change %
BCS Volume (millions 9L cases)	**2.3**	2.7	(12.8)	2.7	(12.8)
Wine Volume (million 9L cases)	**9.5**	10.2	(6.8)	10.2	(6.8)
Total Volume (millions 9L cases)	**11.8**	12.8	(8.1)	12.8	(8.1)
BCS NSR	**2.8**	3.0	(6.7)	3.1	(9.7)
Wine NSR	**583.9**	551.6	5.9	605.2	(3.5)
Total Net Sales Revenue	**586.7**	554.6	5.8	608.3	(3.6)
BCS EBITS	**2.1**	1.4	50.0	1.4	50.0
Wine EBITS	**115.2**	96.9	18.9	130.7	(11.9)
Total EBITS	**117.3**	98.3	19.3	132.1	(11.2)
EBITS / NSR Margin (%)	**20.0**	17.7	2.3 pts	21.7	(1.7)pts

Wine

The continuation of strong growth rates in Foster's Californian portfolio (excluding Beringer White Zinfandel) and the return to growth of Foster's Australian portfolio were the highlights of the Americas performance.

In the first half there has been an improvement in Foster's US in-market performance which benefited from a stronger innovation program and increased investment in sales execution and improved promotion planning. Foster's portfolio of domestic table wine retailing over US$4 per bottle (excluding White Zinfandel) has grown volume ahead of the market over the past 5 months and volume share in the first half increased 0.3 percentage points to 9.3%[4].

In a deteriorating economy the US wine category continues to show positive value, volume and revenue per case growth[4]. However growth rates are moderating and mix has been unfavourable to prior year with good growth in wines retailing under US$10 per bottle partially offset by softening sales in wines priced over US$10 and a significant slow down in on-premise sales.

Foster's shipments declined 6.8% with US shipments down 5.9% and Canadian shipments down 13.8%. Excluding Beringer White Zinfandel shipments were up 0.3% and in the US up 3.4%.

Distributor depletions of Foster's wines, which provide an indication of underlying consumer demand, were ahead of shipments.

US distributor depletions of Foster's Californian sourced wines (excluding Beringer White Zinfandel) increased 8.1%. The Beringer California Collection varietals launched over the past 12 months, Meridian, Cellar No 8 and Chateau St Jean all grew strongly. Depletions of luxury wines were below the prior year.

US distributor depletions of Australian sourced wine increased 2.1%. Foster's Australian sourced wines benefited from the launch of new varietals and stronger merchandising and promotional programs.

US distributor depletions of Beringer White Zinfandel declined 19.8% and were in line with expectations following the January 2008 price increase. Beringer White Zinfandel earnings were ahead of the prior period and the price initiative has facilitated the successful expansion of Beringer California Collection into multiple varietals.

On a constant currency basis net sales revenue per case increased 3.5% and included the benefit of Beringer California Collection and Canadian pricing partially offset by the impact of mix.

EBITS increased 18.9% to $115.2 million and benefited from exchange rate movements. On a constant currency basis EBITS declined 11.9% and was impacted by unfavourable mix and cost of sales increases. The increase in cost of sales reflects higher vintage costs for Australian and Californian sourced wine and higher glass and energy costs for Californian sourced wine.

FOSTER'S EUROPE, MIDDLE EAST AND AFRICA

6 Months to 31 December Continuing Business pre significant Items	2008 Reported $m	2007 Reported $m	Change %	2007 Constant Currency $m	Change %
BCS Volume (millions 9L cases)	**0.7**	0.7	6.2	0.7	6.2
Wine Volume (million 9L cases)	**4.7**	5.2	(8.5)	5.2	(8.5)
Total Volume (millions 9L cases)	**5.5**	5.8	(6.8)	5.8	(6.8)
BCS NSR	**8.3**	6.9	20.3	7.0	18.6
Wine NSR	**226.2**	232.2	(2.6)	252.3	(10.3)
Total Net Sales Revenue	**234.5**	239.1	(1.9)	259.3	(9.6)
BCS EBITS	**8.3**	4.2	97.6	4.5	84.4
Wine EBITS	**50.4**	40.9	23.2	63.9	(21.1)
Total EBITS	**58.7**	45.1	30.2	68.4	(14.2)
EBITS / NSR Margin (%)	**25.0**	18.9	6.2 pts	26.4	(1.3)pts

Wine

Within EMEA Foster's performance in the UK remains strong with Foster's increasing its share of the Australian category in the UK off-premise market to record levels[4]. Growth in the total Australian category in the UK has slowed with volume flat and average retail unit price growth being largely driven by excise increases. Foster's volume in the UK increased 5.2% with new

product releases contributing to share gains in the grocery channel and distribution gains driving growth in the impulse channel.

Outside the UK volume declined 28% and was impacted by a one time disruption in key Nordic markets and the slowing consumer environment.

In key Nordic markets the purchase of Foster's former distribution partner V & S Group by a competitor disrupted trading and subsequently Foster's has moved to establish direct distribution capability in Finland, Norway and Sweden. The impact from the disruption and move to direct distribution is expected to result in a one-time reduction in volume of between 0.6 and 0.8 million cases in fiscal 2009 with approximately half of the impact in the first half.

On a constant currency basis net sales revenue per case declined 2.0% primarily a result of unfavourable sales mix as a higher portion of first half fiscal 2009 sales were in the competitive UK market.

On a constant currency basis EBITS margin declined 3.0 percentage points to 22.3% with higher vintage costs, unfavourable mix and lower volume offsetting the benefit from prior period price increases and cost savings from in-market packaging.

Beer, Cider and Spirits / RTDs

African and Eastern, Foster's joint venture company in the Middle East, continues to perform well and has realised costs savings through licensed production arrangements in the Middle East.

FOSTER'S WINE TRADE

6 Months to 31 December Continuing Business pre significant Items	2008 Reported $m	2007 Reported $m	Change %	2007 Constant Currency $m	Change %
AAP Volume (millions 9L cases)	**5.7**	5.8	(3.4)	5.8	(3.4)
Americas Volume (millions 9L cases)	**9.5**	10.2	(6.8)	10.2	(6.8)
EMEA Volume (millions 9L cases)	**4.7**	5.2	(8.5)	5.2	(8.5)
Total Volume (millions 9L cases)	**19.8**	21.2	(6.3)	21.2	(6.3)
AAP NSR	**354.0**	345.5	2.5	343.5	3.1
Americas NSR	**583.9**	551.6	5.9	605.2	(3.5)
EMEA NSR	**226.2**	232.2	(2.6)	252.3	(10.3)
Total Net Sales Revenue	**1,164.1**	1,129.3	3.1	1,201.0	(3.1)
AAP EBITS	**77.7**	82.1	(5.4)	80.5	(3.5)
Americas EBITS	**115.2**	96.9	18.9	130.7	(11.9)
EMEA EBITS	**50.4**	40.9	23.2	63.9	(21.1)
Total EBITS	**243.3**	219.9	10.6	275.1	(11.6)
EBITS / NSR Margin (%)	**20.9**	19.5	1.4 pts	22.9	(2.0)pts
EBIT	**243.6**	224.0	8.8	279.2	(12.8)
Cash Conversion (%)	**112.4**	104.5	7.9 pts	88.8	23.6 pts

Volume of Australian sourced wine declined 5.1% to 13.4 million cases with the exit from cask wine in Australia and lower volume in the Continental Europe the key contributors. Volume of Californian sourced wine declined 10.5% to 5.7 million cases and reflects lower Beringer White Zinfandel volume.

Global wine EBITS increased 10.6% to $243.3 million and included a $55 million benefit from exchange rate movements. On a constant currency basis wine EBITS declined 11.6%. On a constant currency basis wine unit cost of goods increased at the low end of the mid to high single digit guidance range.

Wine Inventory

Foster's has made good progress on reducing the surplus wine inventory position identified in June 2008 and expects to have substantially eliminated the surplus in the first half of fiscal 2010.

Vintage Update

Industry grape production in the 2008 Californian vintage was 6% below the 2007 vintage[5]. Yields in the coastal regions were impacted by frost and heat. Overall the Californian industry is expected to remain in a balanced supply position.

The 2009 Australian vintage is currently underway. The impact of the extreme heat conditions experienced in late January and into February has varied by region and varietal and is expected to result in an overall reduction in yields. Foster's is currently assessing whether any additional damage has been caused by smoke taint from the recent fires.

---

[5] Source California Agricultural Statistics Service

CASH FLOW

6 Months to 31 December	2008 $m	2007 $m	% Change
EBITDAS - continuing	**748.4**	**711.8**	**5.1**
Working capital change	(31.0)	(79.6)	
Other items	(25.5)	(21.0)	
Operating cash flow before interest and tax	**691.9**	**611.2**	**13.2**
Net interest paid	(81.9)	(83.2)	
Tax paid	(128.4)	(72.4)	
Net operating cash flows	**481.6**	**455.6**	**5.7**
Net capital expenditure	(51.9)	32.2	
Cash flow before dividends	**429.7**	**487.8**	**(11.9)**
Ordinary dividends/distributions to minorities	(273.8)	(200.0)	
Cash flow after dividends	**155.9**	**287.8**	**(45.8)**
Reconciliation to the Cash Flow Statement			
Continuing Net operating cash flows before significants	**481.6**	**455.6**	**5.7**
Discontinued business	-	(1.3)	
Significant item cash flows in payments	(7.8)	(9.6)	
ATO disputed tax payment	-	(244.5)	
Net cash flow from operating activities	**473.8**	**200.2**	**136.7**

Foster's continues to generate robust cash flow.

Cash conversion increased 6.6 percentage points to 92.5% of EBITDAS. BCS cash conversion was 86% and wine cash conversion was 112.4%.

Net capital expenditure was $51.9 million an $84.1 million increase on the prior period that included the proceeds from the sale of the Nurioopta and Seppeltsfield wineries and properties adjacent to the Abbotsford Brewery. Capital expenditure in the first half included costs associated with Foster's global information technology project and the purchase of kegs and oak. Foster's continues to expect capital expenditure in fiscal 2009 to be similar to depreciation.

The increase in cash dividend payments reflects an increase in dividends per share and the satisfaction of Dividend Reinvestment Plan (DRP) entitlements associated with the final 2008 dividend through the on-market purchases of shares. Foster's currently intends to satisfy the interim 2009 DRP entitlements via the issue of new shares.

NET DEBT AND INTEREST EXPENSE

	Dec 2008 $m	Dec 2007 $m	% Change	Jun 2008 $m	% Change
Gross borrowings	3,367.5	3,160.4	6.6	2,584.5	30.3
Debt issuance costs	(20.7)	(19.1)		(21.2)	
Fair value adjustments to fixed debt	220.6	72.5		66.1	
Borrowings per balance sheet	3,567.4	3,213.8	11.0	2,629.4	35.7
Cash	(296.2)	(341.7)	(13.3)	(160.9)	84.1
Fair value of fixed rate debt hedges	(220.9)	(71.3)		(65.8)	
Net debt	3,050.3	2,800.8	8.9	2,402.7	27.0
Gearing (%)	76.2	62.9	(13.3)pts	62.4	(13.8)pts
Interest Expense ($m)	(84.2)	(81.3)	(3.6)	(144.7)	
Interest Cover (pre significant items) (times)	7.9	7.8	0.1 times	7.9	-

Exchange rate movements had a negative impact on net debt and interest expense. Net debt increased $648 million to $3.1 billion as $155.9 million in cash flow after dividends was offset by a $794 million non-cash increase in debt as a result of exchange rate movements. Net interest expense increased 3.6% to $84.2 million.

Foster's uses foreign currency denominated debt to create natural hedges for assets denominated in those currencies. Consistent with the hedging relationship the impact of exchange rate movements on the Australian dollar carrying value of net debt has been matched by an increase in the Australian dollar carrying value of the foreign currency denominated assets.

In the first half exchange rate movements provided a net benefit to earnings as the positive impact on EBITS exceeded the negative impact on interest expense.

Foster's debt servicing ratios and cash generation are robust with interest cover of 7.9 times. However reflecting the non-cash increase in net debt as a result of exchange rate movements, gearing increased to 76.2%.

Foster's retains its long term BBB / Baa2 credit rating with a stable outlook and its current financial position is well within applicable bank covenants.

Foster's gross debt at 31 December 2008 had an average maturity of 7.7 years, approximately 85% was denominated in US dollars and approximately 44% was at floating interest rates.

In the first half Foster's continued to actively manage its liquidity and as appropriate renegotiated and extended bi-lateral bank facilities as and when they fell due. As at 31 December, Foster's had committed undrawn facilities of approximately $1.5 billion and $296 million of cash. Approximately 50% of the committed undrawn facilities have maturities beyond June 2010 and approximately 83% of the facilities are denominated in foreign currencies.

Foster's has approximately $33 million of short term bi-lateral bank debt repayable within the next 12 months and no capital market or term bank debt repayable until the second half of fiscal 2010. In March 2010 $300 million of Australian dollar denominated medium term notes will mature and in June 2010 approximately $167 million drawn under a multi-currency term bank facility will mature.

The Directors present their report on the consolidated entity comprising Foster's Group Limited and the entities it controlled at the end of, or during, the half year ended 31 December 2008.

PRINCIPAL ACTIVITIES

The principal activities of the Group during the period were the production and marketing of alcoholic beverages.

REVIEW OF OPERATIONS

The consolidated net profit of the Group, after income tax expense and minority interests, attributable to shareholders was $411.3 million, an increase of 3.2% on the previous corresponding period result of $398.6 million. Total consolidated Company net profit before minority interests was $414.0 million, an increase of 3.0% on the previous corresponding period of $402.1 million. Net profit attributable to minority interests was $2.7 million compared with $3.5 million in the previous corresponding period.

Continuing operations net profit after tax attributable to shareholders was $414.0 million, an increase of 3.8% on the previous corresponding period of $398.7 million. Tax expense on continuing operations was $165.3 million, a 4.2% increase on the previous corresponding period of $158.7 million. Net interest expense was $84.2 million, an increase of 3.6% on the previous corresponding period of $81.3 million.

There were no material items or discontinued operations in the current or prior period.

The prior period reported a discontinued operations segment which disclosed the results of the legacy Clubs and Services business.

Continuing operations earnings before interest and tax (EBIT) was $663.5 million, an increase of 3.9% on the previous corresponding period of $638.7 million. The EBIT contribution from each operating division was as follows:

- Australia, Asia and Pacific EBIT was $504.1 million, a decrease of 3.1% on the previous corresponding period of $520.2 million.
- Americas EBIT was $117.1 million, an increase of 19.9% on the previous corresponding period of $97.7 million.
- Europe, Middle East and Africa EBIT was $58.7 million, an increase of 30.2% on the previous corresponding period of $45.1 million.
- Corporate division costs before tax were $16.4 million, a decrease of 32.5% over the previous corresponding period of $24.3 million.

EVENTS SUBSEQUENT TO REPORTING DATE

On 17 February 2009 the Board decided on a number of organisational and operational initiatives intended to improve performance of the Wine and Beer businesses. The initiatives are expected to result in asset write-downs and restructuring charges in the second half of the 2009 fiscal year in the range of $330 million - $415 million before tax, comprising cash costs of approximately $130 million - $165 million and non cash costs of approximately $200 million - $250 million.

Under the terms of the Long Term Incentive Plan 706,090 fully paid ordinary shares were issued during January 2009 at nil cash consideration.

SHARES

Movement in shares during the period were as follows:

Movement in Consolidated Group Contributed Equity	**Number of ordinary fully paid shares (million)**	**$m**
Balance at 1 July 2008	1,921.5	3,493.3
Shares issued pursuant to the Foster's Long Term Incentive Plan	0.2	-
Shares purchased by Foster's controlled entity pursuant to the Foster's Restricted Share Plan	-	(2.4)
Balance at 31 December 2008	1,921.7	3,490.9

Under the terms of the Long Term Incentive Plan 192,824 fully paid ordinary shares were issued during the period at nil cash consideration.

AUDITOR INDEPENDENCE

The external auditor has provided a written statement that no professional engagement for the Group has been carried out which would impair their independence as auditor. The auditors' independence declaration is attached as part of this report.

DIVIDENDS

The 2007/2008 final dividend of $273.8 million (14.25 cents per ordinary share) was paid on 7 October 2008. No ordinary shares were issued pursuant to the dividend reinvestment plan as the requirement to satisfy shares under the plan were purchased on market.

The Directors have declared an interim dividend of 12.00 cents per ordinary share, no change from the 12.00 cents per share for the previous corresponding period.

DIRECTORS

The members of the Board of Directors of Foster's Group Limited who held office during the half year are as follows:

David A Crawford *Chairman*
M Lyndsey Cattermole, AM
Paul A Clinton
Ian D Johnston *Chief Executive Officer*
Graeme W McGregor, AO (until 29 October 2008)
Trevor L O'Hoy (until 21 July 2008)
Max G Ould
Michael J Ullmer

ROUNDING

The Company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the directors' report and financial report. In accordance with that Class Order, reported amounts have been rounded to the nearest tenth of one million dollars.

This report is made in accordance with a Resolution of the Board of Directors and is signed for and on behalf of the Directors.

Dated at Melbourne 17 February 2009.

David A Crawford
Chairman

Ian D Johnston
Chief Executive Officer

AUDITORS' INDEPENDENCE DECLARATION
TO THE DIRECTORS OF FOSTER'S GROUP LIMITED

As lead auditor for the review of Foster's Group Limited for the half year ended 31 December 2008, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and

b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Foster's Group Limited and the entities it controlled during the period.

Andrew Mill
Partner

Melbourne
17 February 2009

Income Statement

Foster's Group Limited and its controlled entities
Income Statement for the half year ended 31 December

	Note	Consolidated 2008 $m	2007 $m
Revenue	2	**2,516.0**	2,455.2
Cost of sales		**(1,382.8)**	(1,377.2)
Gross profit		**1,133.2**	1,078.0
Other income	2	**7.4**	28.3
Selling Expenses		**(202.9)**	(165.7)
Marketing Expenses		**(161.1)**	(175.6)
Administration Expenses		**(100.2)**	(113.8)
Other Expenses		**(18.3)**	(17.0)
Share of net profits of associates and joint ventures accounted for using the equity method	9	**5.4**	4.5
Profit from continuing operations before tax and finance costs		**663.5**	638.7
Finance income		**12.4**	13.8
Finance costs		**(96.6)**	(95.1)
Net finance income/(costs)		**(84.2)**	(81.3)
Profit before tax from continuing operations		**579.3**	557.4
Income tax expense relating to continuing operations		**(165.3)**	(158.7)
Net profit from continuing operations		**414.0**	398.7
Net profit from discontinued operations	3	**-**	3.4
Net profit including discontinued operations		**414.0**	402.1
Net profit attributable to minority interests		**(2.7)**	(3.5)
Net profit attributable to members of Foster's Group Limited		**411.3**	398.6
Earnings per share for profit from continuing operations attributable to the members of Foster's Group Limited (cents)	5	**21.4**	20.2
Earnings per share for profit attributable to the members of Foster's Group Limited (cents)	5	**21.4**	20.4

The Income Statement should be read in conjunction with the accompanying notes.

Balance Sheet

Foster's Group Limited and its controlled entities
Balance Sheet at 31 December

	Note	Consolidated		
		Dec-08	Jun-08	Dec-07
		$m	$m	$m
Current assets				
Cash and cash equivalents		**296.2**	160.9	341.7
Receivables		**1,232.5**	1,099.8	1,346.2
Inventories		**1,246.0**	1,010.8	1,002.8
Non-current assets classified as held for sale		**19.5**	38.2	78.3
Derivative financial assets		**12.5**	1.5	3.3
Total current assets		**2,806.7**	2,311.2	2,772.3
Non-current assets				
Receivables		**29.7**	29.2	36.8
Inventories		**364.0**	388.6	444.8
Investments accounted for using the equity method	9	**72.2**	58.8	61.7
Property, plant and equipment		**2,197.2**	2,040.1	2,200.6
Agricultural assets		**334.2**	291.6	335.4
Intangible assets		**3,058.3**	2,749.5	3,362.1
Deferred tax assets		**452.6**	317.7	263.3
Derivative financial assets		**220.9**	66.4	71.2
Total non-current assets		**6,729.1**	5,941.9	6,775.9
Total assets		**9,535.8**	8,253.1	9,548.2
Current liabilities				
Payables		**829.7**	721.8	822.2
Borrowings		**32.5**	45.6	587.6
Current tax liabilities		**96.2**	108.9	83.6
Provisions		**157.7**	139.1	120.8
Liabilities directly associated with non-current assets held for sale		**9.6**	23.4	35.4
Derivative financial liabilities		**24.7**	-	4.3
Total current liabilities		**1,150.4**	1,038.8	1,653.9
Non-current liabilities				
Payables		**18.7**	19.1	23.3
Borrowings		**3,534.9**	2,583.8	2,626.2
Deferred tax liabilities		**791.3**	724.7	756.4
Provisions		**34.5**	36.0	35.7
Derivative financial liabilities		**5.2**	-	1.8
Total non-current liabilities		**4,384.6**	3,363.6	3,443.4
Total liabilities		**5,535.0**	4,402.4	5,097.3
Net assets		**4,000.8**	3,850.7	4,450.9
Equity				
Contributed equity	7	**3,490.9**	3,493.3	3,493.6
Reserves		**(306.2)**	(335.3)	(256.2)
Retained profits	8	**780.9**	663.5	1,183.7
Total parent entity interest		**3,965.6**	3,821.5	4,421.1
Minority interests in controlled entities		**35.2**	29.2	29.8
Total equity		**4,000.8**	3,850.7	4,450.9

The Balance Sheet should be read in conjunction with the accompanying notes.

Statement of recognised income and expenses

Foster's Group Limited and its controlled entities
Statement of Recognised Income & Expenses for the half year ended 31 December

	Note	Consolidated 2008 $m	2007 $m
Total Equity at the beginning of the period		**3,850.7**	4,633.2
Cash flow hedges (net of tax)		**(15.2)**	(2.9)
Net investment hedges (net of tax)		**(353.2)**	39.5
Share based payments		**(1.4)**	6.0
Actuarial gains/(losses) on defined benefit plans		**(20.1)**	0.6
Exchange difference on translation of foreign operations		**398.9**	(79.4)
Net income/(expense) recognised directly in equity		**9.0**	(36.2)
Profit for the period		**414.0**	402.1
Total recognised income for the period		**423.0**	365.9
Total recognised income for the period is attributable to:			
- members of Foster's Group Limited		**420.3**	362.4
- minority interests		**2.7**	3.5
Transactions w ith equity holders			
- contributions (return) of equity	7	**(2.4)**	(119.3)
- dividends paid	6	**(273.8)**	(427.6)
- minority interests		**3.3**	(1.3)
		(272.9)	(548.2)
Total Equity at the end of the period		**4,000.8**	4,450.9

The Statement of Recognised Income and Expenses should be read in conjunction with the accompanying notes.

Notes to the Financial Statements

Foster's Group Limited and its controlled entities
Statement of Cash Flows for the half year ended 31 December

	2008 $m Inflows/ (Outflows)	2007 $m Inflows/ (Outflows)
Cash flows from operating activities		
Receipts from customers	**3,810.0**	3,276.4
Payments to suppliers, governments and employees	**(3,125.9)**	(2,674.8)
Interest received	**11.7**	8.7
Borrowing costs	**(93.6)**	(92.1)
Income taxes paid	**(128.4)**	(318.0)
Net cash flows from operating activities	**473.8**	200.2
Cash flows from investing activities		
Payments for property, plant, equipment and agricultural assets	**(47.9)**	(47.7)
Payments for acquisition of investments/other assets	**(5.2)**	-
Payments for issue of loans	**(0.2)**	-
Net proceeds from repayment of loans	**0.7**	2.2
Proceeds from sale of non-current assets	**1.2**	77.0
Proceeds from sale of controlled entities	**-**	(1.9)
Net cash flows from investing activities	**(51.4)**	29.6
Cash flows from financing activities		
Payments for shares bought back	**(2.4)**	(180.0)
Proceeds from borrowings	**181.3**	503.0
Repayment of borrowings	**(211.2)**	(125.0)
Dividends paid	**(273.8)**	(371.3)
Net cash flows from financing activities	**(306.1)**	(173.3)
Total cash flows from activities	**116.3**	56.5
Cash at the beginning of the period	**160.9**	287.5
Effects of exchange rate changes on foreign currency cash flows and cash balances	**19.0**	(2.3)
Cash at the end of the period	**296.2**	341.7

The Statement of Cash Flows should be read in conjunction with the accompanying notes.

Non cash financing activity: Dividend reinvestment plan participation during 2008 was achieved through the on market purchase of shares. In 2007 dividend reinvestment participation resulted in 8.8 million shares being issued increasing share capital by $56.3 million.

Notes to the Financial Statements

Note 1 Summary of significant accounting policies

Basis of Preparation

This general purpose financial report for the interim half year reporting period ended 31 December 2008 has been prepared in accordance with the requirements of applicable Accounting Standards including AASB 134 "Interim Financial Reporting", the Corporations Act 2001 and all mandatory professional reporting requirements. The half-year financial report has also been prepared on a historical cost basis, except for derivative financial instruments and agricultural assets, which have been measured at fair value. The carrying values of recognised assets and liabilities that are hedged items in fair value hedges, and are otherwise carried at cost, are adjusted to record changes in the fair value attributable to the risks that are being hedged.

This half year financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2008 prepared under Australian GAAP, changes in accounting policy for accounting standard requirements summarised below and any public announcements made by Foster's Group Limited (FGL) during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The financial report has been prepared for the consolidated entity (also referred to as the 'Group') comprising FGL as the parent entity and all its controlled entities. This report is presented in Australian dollars, which is the functional and presentation currency of FGL and its Australian subsidiaries.

Statement of Compliance

This financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (AIFRS).

Compliance with AIFRS ensures that the half-year financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards (IFRS).

Prior period Accounting Policy change

The following change in accounting policy was implemented for the period ended 31 December 2007 and is disclosed in the comparatives.

Inventory accounting Policy Change

Inventory standard costs were adjusted at 1 July 2007 to harmonise beer and wine cost treatment, by including certain overheads previously expensed in the period into inventory standards.

Inventory balances were revalued upwards on 1 July 2007 by $2.9 million to reflect the additional costs in inventory with a corresponding increase in net income. The impact on Earnings Per Share of the change was to increase earnings per share for profit attributable to members of the Foster's Group Limited from 20.3 cents per share to 20.4 cents per share.

Adoption of new and revised Accounting Standards

The Group adopted the following new and revised Accounting Standards issued by the Australian Accounting Standards Board (AASB) for the year ended 30 June 2008 that are relevant to its operations.

- AASB 2007-4 "Amendments to Australian Accounting Standards Arising from ED 151 and Other Amendments"
- AASB 2 "Group & Treasury Share Transactions" (revised);

The Group also elected to adopt the following accounting standards early for the year ended 30 June 2008:

- AASB 3, "Business Combinations" (revised); and
- AASB 127 "Consolidated and Separate Financial statements" (revised).

There has been no financial impact of adopting these accounting standards in 2008.

The Group has also adopted the following Accounting Standards as listed below for the year ended 30 June 2008 which only impacted on the Group's financial Statements with respect to disclosure:

- AASB 101 "Presentation of Financial statements" (amendments to capital disclosures)
- AASB 7 "Financial Instruments: Disclosures"

Recently issued or amended accounting standards
The following Australian Accounting Standards have recently been issued or amended but are not yet effective and have not been adopted for this annual reporting period:

AASB 8 "Operating Segments", issued February 2007 and applicable to the Group for the year commencing 1 July 2009.

AASB 101 "Presentation of financial statements", (revised) issued September 2007 and applicable to the Group for the year commencing 1 July 2009.

AASB 123 "Borrowing Costs", (revised) issued June 2007 and applicable to the Group for the year commencing 1 July 2009.

AASB 2008-1 "Amendments to AASB 2, Share-based Payments: Vesting Conditions and Cancellations" issued February 2008 and applicable to the Group for the year commencing 1 July 2009.

AASB 2008-2 "Amendments to AASB 132 and AASB 1: Puttable Financial Instruments and Obligations Arising on liquidation" issued March 2008 and applicable to the Group for the year commencing 1 July 2009.

The Group has not determined the financial impact of adopting the new or amended accounting standards.

Significant Accounting Policies

The accounting policies applied by the Group in this consolidated interim financial report are the same as those applied by the consolidated entity in its consolidated financial report for the year ended 30 June 2008.

Notes to the Financial Statements

Note 2 Revenue, Income & Expenses

	Consolidated **2008** **$m**	2007 $m
Revenue		
Sales Revenue from continuing operations	**2,405.1**	2,354.4
Royalties	**2.5**	1.9
Net Sales Revenue	**2,407.6**	2,356.3
Other revenue	**108.4**	98.9
Total revenue from continuing operations	**2,516.0**	2,455.2
Income		
Net profit on disposal of non-current assets	**7.1**	24.2
Net agriculture valuation increment	**0.3**	4.1
Total income from continuing operations	**7.4**	28.3
Depreciation - continuing operations	**(83.7)**	(75.8)
Amortisation - continuing operations	**(1.5)**	(1.5)
Total depreciation and amortisation - continuing operations	**(85.2)**	(77.3)

Net sales of alcoholic beverage products is after deducting excise and other duties and taxes of $1,036.0 million (2007: $1,055.6 million).

Notes to the Financial Statements

Note 3 Discontinued operations

Wine Clubs and services

Sobemab, the European Wine Services business was sold in May 2008 for $8.9 million to Vintage Sarl. This completed the clubs and Services divestment activity.

Australian Leisure and Hospitality

The Australian Leisure and Hospitality Group (ALH) division was divested in November 2003. Certain properties which remained on hand were subject to development conditions before title could pass to the Australian Leisure and Entertainment Property Trust. The current period Discontinued Operations profit shown below pertains to ALH property settlements.

There were no operations of divested businesses in the current period. To cease ongoing disclosure of a Discontinued Operations the current period ALH results have been disclosed in the Corporate segment and as part of Continuing Operations in the Group's income statement.

	6 months ended Dec-08 $m	12 months ended Jun-08 $m	6 months ended Dec-07 $m
Consolidated income statement information			
Revenue	-	36.0	19.3
Expenses	-	(32.4)	(17.3)
Profit before tax and finance costs	-	3.6	2.0
Income tax expense	-	-	(0.8)
Profit after tax from discontinued operations	-	3.6	1.2
Gain on sale before income tax	**5.6**	2.1	1.4
Income tax expense	-	0.8	0.8
Profit after tax on divestment	**5.6**	2.9	2.2
Net profit from discontinued operations	**5.6**	6.5	3.4
Carrying amount of assets and liabilities			
Non-current assets classified as held for sale	**6.9**	14.4	42.7
Liabilities directly associated with non-current assets held for sale	**(7.8)**	(21.4)	(34.0)
Net Assets	**(0.9)**	(7.0)	8.7
Consolidated cash flow information			
Cash Flows related to Operating activities			
Receipts from customers	-	36.9	19.4
Payments to suppliers, governments and employees	-	(32.4)	(20.7)
Net Operating Cash Flows	-	4.5	(1.3)
Cash Flows related to Investing activities			
Payment for purchases of property, plant and equipment	-	(0.6)	(0.3)
Proceeds from sale of controlled entities	-	7.5	-
Net Investing Cash Flows	-	6.9	(0.3)
Net cash flows from activities	-	11.4	(1.6)

Note 4 Segment results

	Total assets $m	Total liabilities $m	Acquisition of property, plant & equipment, agricultural assets & intangibles $m	Depreciation and amortisation expense $m	Recoverable amount write-down $m
			2008		
Geographic segments					
Australia, Asia and Pacific	**5,230.0**	**637.7**	**33.3**	**62.5**	**2.0**
Americas	**2,223.5**	**252.8**	**12.6**	**17.9**	**-**
Europe, Middle East and Africa	**761.7**	**62.6**	**0.9**	**1.4**	**-**
Continuing operations	**8,215.2**	**953.1**	**46.8**	**81.8**	**2.0**
Unallocated					
Corporate	**571.8**	**127.1**	**6.3**	**3.4**	**-**
Cash/Borrowings	**296.2**	**3,567.3**			
Deferred tax assets/tax provisions	**452.6**	**887.5**			
Continuing operations	**9,535.8**	**5,535.0**	**53.1**	**85.2**	**2.0**
Discontinued operations	**-**	**-**	**-**	**-**	**-**
Total operations	**9,535.8**	**5,535.0**	**53.1**	**85.2**	**2.0**
			2007		
Geographic segments					
Australia, Asia and Pacific	5,834.3	593.1	34.0	58.9	3.2
Americas	2,262.5	190.6	10.3	13.5	-
Europe, Middle East and Africa	393.2	97.1	0.4	1.3	-
Continuing operations	8,490.0	880.8	44.7	73.7	3.2
Unallocated					
Corporate	410.5	128.7	1.7	3.6	-
Cash/Borrowings	341.7	3,213.8			
Deferred tax assets/tax provisions	263.3	840.0			
Continuing operations	9,505.5	5,063.3	46.4	77.3	3.2
Discontinued operations	42.7	34.0	0.3	-	-
Total operations	9,548.2	5,097.3	46.7	77.3	3.2

Notes to the Financial Statements

Note 4 Segment results (continued)

	Total Revenue: Revenue including inter-segment sales $m	Total Revenue: Inter segment revenue $m	Total Revenue: External revenue $m	Comprised of: Net Sales Revenue $m	Comprised of: Other revenue $m
			2008		
Geographical segments					
Australia, Asia and Pacific	**1,980.5**	**(290.5)**	**1,690.0**	**1,586.4**	**103.6**
Americas	**594.7**	**(7.0)**	**587.7**	**586.7**	**1.0**
Europe, Middle East and Africa	**249.4**	**(14.0)**	**235.4**	**234.5**	**0.9**
	2,824.6	**(311.5)**	**2,513.1**	**2,407.6**	**105.5**
Unallocated					
Corporate	**2.9**	**-**	**2.9**	**-**	**2.9**
Net finance costs					
Continuing operations	**2,827.5**	**(311.5)**	**2,516.0**	**2,407.6**	**108.4**
Discontinued operations	**-**	**-**	**-**	**-**	**-**
Total operations	**2,827.5**	**(311.5)**	**2,516.0**	**2,407.6**	**108.4**
			2007		
Geographical segments					
Australia, Asia and Pacific	2,008.8	(353.3)	1,655.5	1,562.6	92.9
Americas	560.9	(5.4)	555.5	554.6	0.9
Europe, Middle East and Africa	253.7	(13.8)	239.9	239.1	0.8
	2,823.4	(372.5)	2,450.9	2,356.3	94.6
Unallocated					
Corporate	4.3	-	4.3	-	4.3
Net finance costs					
Continuing operations	2,827.7	(372.5)	2,455.2	2,356.3	98.9
Discontinued operations	19.9	(0.6)	19.3	19.2	0.1
Total operations	2,847.6	(373.1)	2,474.5	2,375.5	99.0

The Group operates predominantly in the beverage industry, which includes the production and marketing of alcoholic beverages. The interest revenue and interest expense has not been allocated across segments as the financing function of the Group is centralised through the Group's Treasury division. Inter-segment pricing is on an arm's length basis.

Other revenue mainly includes sales of non-alcoholic beverages, sales by capital liquor, hop extract sales and bio-resource revenue.

Note 4 Segment results (continued)

	Profit before income tax and material items $m	Material items $m	Profit before income tax $m
		2008	
Geographical segments			
Australia, Asia and Pacific	**504.1**	-	**504.1**
Americas	**117.1**	-	**117.1**
Europe, Middle East and Africa	**58.7**	-	**58.7**
	679.9	-	**679.9**
Unallocated			
Corporate	**(16.4)**	-	**(16.4)**
Net finance costs	**(84.2)**	-	**(84.2)**
Continuing operations	**579.3**	-	**579.3**
Discontinued operations	-	-	-
Total operations	**579.3**	-	**579.3**
		2007	
Geographical segments			
Australia, Asia and Pacific	520.2	-	520.2
Americas	97.7	-	97.7
Europe, Middle East and Africa	45.1	-	45.1
	663.0	-	663.0
Unallocated			
Corporate	(24.3)	-	(24.3)
Net finance costs	(81.3)	-	(81.3)
Continuing operations	557.4	-	557.4
Discontinued operations	2.0	-	2.0
Total operations	559.4	-	559.4

Corporate current period profit before income tax includes $5.6 million profit from the settlement of residual ALH properties. Disclosure of prior period divested businesses in the Discontinued Operations segment has ceased in the current period.

Note 4 Segment results

	Total assets $m	Acquisition of property, plant & equipment, agricultural assets & intangibles $m	External revenue $m
		2008	
Industry segments			
Wine			
Australia, Asia and Pacific	**3,404.9**	**13.0**	**358.3**
Americas	**2,192.9**	**12.6**	**584.9**
Europe, Middle East and Africa	**723.4**	**0.9**	**228.0**
	6,321.2	**26.5**	**1,171.2**
Beer			
Australia, Asia and Pacific	**1,935.6**	**20.3**	**1,331.7**
Americas	**30.6**	**-**	**2.8**
Europe, Middle East and Africa	**38.1**	**-**	**7.4**
	2,004.3	**20.3**	**1,341.9**
Unallocated			
Corporate	**461.5**	**6.3**	**2.9**
Cash/Borrowings	**296.2**		
Deferred tax assets/tax provisions	**452.6**		
Continuing operations	**9,535.8**	**53.1**	**2,516.0**
Discontinued operations	**-**	**-**	**-**
Total operations	**9,535.8**	**53.1**	**2,516.0**
		2007	
Industry segments			
Wine			
Australia, Asia and Pacific	4,042.3	9.4	349.4
Americas	2,238.6	10.3	552.4
Europe, Middle East and Africa	293.8	0.4	232.9
	6,574.7	20.1	1,134.7
Beer			
Australia, Asia and Pacific	1,792.0	24.6	1,306.1
Americas	23.9	-	3.1
Europe, Middle East and Africa	99.4	-	7.0
	1,915.3	24.6	1,316.2
Unallocated			
Corporate	410.5	1.7	4.3
Cash/Borrowings	341.7		
Deferred tax assets/tax provisions	263.3		
Continuing operations	9,505.5	46.4	2,455.2
Discontinued operations	42.7	0.3	19.3
Total operations	9,548.2	46.7	2,474.5

Notes to the Financial Statements

Note 5 Earnings Per Share

	Consolidated	
	2008	2007
Basic earnings per share (cents) based on net profit from continuing operations attributable to members of Foster's Group Limited	**21.4**	20.2
Basic earnings per share (cents) based on net profit from discontinued operations	-	0.2
Basic earnings per share (cents) based on profit attributable to members of Foster's Group Limited	**21.4**	20.4
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share (in thousands)	**1,921,595**	1,953,032
Diluted earnings per share (cents) based on net profit from continuing operations attributable to members of Foster's Group Limited	**21.4**	20.2
Diluted earnings per share (cents) based on net profit from discontinued operations	-	0.2
Diluted earnings per share (cents) based on profit attributable to members of Foster's Group Limited	**21.4**	20.4
Weighted average number of ordinary shares on issue used in the calculation of diluted earnings per share (in thousands)	**1,924,225**	1,953,116

Comparatives have been restated to reflect the impact of bonus elements of shares.

Earnings reconciliation

Basic earnings per share	**$m**	$m
Net profit from continuing operations	**414.0**	398.7
Net profit attributable to minority interests	**(2.7)**	(3.5)
Net profit from continuing operations attributable to members of Foster's Group Limited used in calculating basic earnings per share	**411.3**	395.2
Net profit from discontinued operations	-	3.4
Net profit attributable to members of Foster's Group Limited used in calculating basic earnings per share	**411.3**	398.6
Diluted earnings per share		
Net profit from continuing operations	**414.0**	398.7
Net profit attributable to minority interests	**(2.7)**	(3.5)
Net profit from continuing operations attributable to members of Foster's Group Limited used in calculating diluted earnings per share	**411.3**	395.2
Net profit from discontinued operations	-	3.4
Net profit attributable to members of Foster's Group Limited used in calculating diluted earnings per share	**411.3**	398.6

Notes to the Financial Statements

Note 6 Dividends

Date interim dividend payable	Thursday, 2 April 2009
Record date for determining entitlements	Monday, 2 March 2009

Registrable transfers received by the Company at its principal register or any of its branch registers up to 5.00 pm on Monday, 2 March 2009, if paper based, or by End of Day on that date if electronically transmitted by CHESS, will be registered before entitlements to the dividend are determined.

Computershare Investor Services Pty. Limited
Yarra Falls
452 Johnston Street
Abbotsford, Victoria, 3067
Australia

	2008 $m	2007 $m
Interim dividend of 12.00 cents per ordinary share payable 2 April 2009 (2007: 12.00 cents per ordinary share paid 2 April 2008)	**230.7**	230.6
Franking credits available for the subsequent year.	**76.8**	52.6
Dividends during the period were:		
Paid in cash	**273.8**	200.0
Off-market share buy-back	**-**	171.3
Satisfied by the issue of shares under the dividend reinvestment plan	**-**	56.3
Employee share plan loan repayment	**-**	-
	273.8	427.6

Amount per security of foreign sourced dividends is nil.

The above value of franking credits available for the remainder of the year represents the balances of the franking accounts as at the end of the period, adjusted for income tax payable and income tax refunds at 31 December. All the proposed dividends will be 100% franked out of existing franking credits or out of franking credits arising from the payment of income tax in the period subsequent to 31 December based on a tax rate of 30%. Franking credits expected to be used to fully frank the interim dividend are $99.0 million 2007:$101.8 million). The final dividend paid in the current and previous period were 100% franked at a tax rate of 30%.

The Company's dividend reinvestment plan (DRP) was reactivated for the 1999/00 final dividend and continues to be available to eligible shareholders. For the 2008/2009 interim dividend, new shares will be issued at an amount which is based on the daily volume weighted average price for fully paid ordinary shares sold on the ASX for an eight trading day period starting from two days after the record date. The last date for receipt of election notices for participation in the 2008/2009 interim dividend under the DRP is Monday 2 March 2009.

Notes to the Financial Statements

Note 7 Contributed Equity

	Consolidated 2008 $m	2007 $m
Paid up capital		
ordinary fully paid shares	**3,490.9**	3,493.6
Movements in Share Capital		
opening balance		
- ordinary fully paid shares	**3,493.3**	3,612.9
- employee shares of $1 paid to 1.67 cents	-	-
	3,493.3	3,612.9
Shares purchased by a Foster's controlled entity pursuant to the Foster's Restricted Share Plan	**(2.4)**	-
192,284 (2007: nil) shares issued pusuant to the Foster's Long Term Incentive Plan at nil cost	-	-
2007: 697,263 ordinary fully paid shares issued to employees @$6.40 per share	-	4.1
2007 Dividend reinvestment plan: 8,832,202 shares @ $6.37	-	56.3
2007 On-market share buy-back: 15,950,793 shares @ $6.27	-	(100.0)
2007 Off-market share buy-back: 42,956,371 shares @ $5.82	-	(79.7)
Closing balance		
- ordinary fully paid shares	**3,490.9**	3,493.6
- employee shares of $1 paid to 1.67 cents	-	-
Total Contributed equity	**3,490.9**	3,493.6

	2008 shares m	2007 shares m
Opening balance		
- ordinary fully paid shares	**1,921.5**	1,970.8
- partly paid employee shares	**0.8**	0.8
	1,922.3	1,971.6
192,284 (2007: nil) shares issued pusuant to the Foster's Long Term Incentive Plan at nil cost	**0.2**	-
2007: 697,263 employee share plan issues	-	0.7
2007 Dividend reinvestment plan: 8,832,202	-	8.8
2007 On-market share buy-back: 15,950,793	-	(15.9)
2007 Off-market share buy-back: 42,956,371	-	(43.0)
Closing balance		
- ordinary fully paid shares	**1,921.7**	1,921.4
- partly paid employee shares	**0.8**	0.8
	1,922.5	1,922.2

Notes to the Financial Statements

Note 8 Retained Profits

	Consolidated 2008 $m	2007 $m
Retained profits at the beginning of the period	**663.5**	1,212.1
Net profit attributable to members of Foster's Group Limited	**411.3**	398.6
Actuarial gains/(losses) on defined benefit superannuation plans	**(20.1)**	0.6
Total available for appropriation	**1,054.7**	1,611.3
Ordinary dividends final paid	**(273.8)**	(427.6)
Retained profits at the end of the period	**780.9**	1,183.7

Note 9 Investments accounted for using the equity method

	Reporting date	Ownership interest 2008 %	2007 %
Fiddlesticks LLC	31 December	**50.0**	50.0
Foster's USA, LLC	31 March	**49.9**	49.9
Judd Road Vineyards Limited	30 June	**50.0**	50.0
International Trade and Supply Limited	31 December	**39.9**	39.9
Oak Vale Vineyard Limited	30 June	**50.0**	50.0

The carrying values of material investments are:
- Foster's USA LLC $30.4 million (2007: $23.9 million); and
- International Trade and Supply Limited $41.3 million (2007: $36.5 million)

Note 10 Contingent Liabilities

	Consolidated 2008 $m	2007 $m
Litigation – disputed tax assessments	**288.8**	288.8
Guarantees – divestment warranties	**-**	316.2
Termination benefits – executive service agreements	**6.8**	7.2
	295.6	612.2

Disputed tax assessments

On 29 June 2007 the Group received assessment notices from the Australian Commissioner of Taxation (the Commissioner) for primary tax of $548.7 million and penalties and interest of $302.0 million. The assessments are attributable to the 1995 to 2004 income tax years and relate to the utilisation of tax losses associated with the funding of the Elders Finance Group (EFG) in the 1980s and 1990s. Foster's is disputing these assessments. Foster's view of the positions adopted by the Commissioner is that its potential maximum exposure in relation to these and related assessments is limited to $545.7 million, comprising $340.9 million for primary tax and $204.8 million for penalties and interest. The matter was heard in the Federal Court in June 2008 and is awaiting judgement. The Group remains confident of the position it has adopted.

Part payment of the disputed tax assessments was required pending resolution of the dispute. The Group paid $244.5 million to the Commissioner in August 2007 in respect of the assessments. This amount is fully refundable in the event that the matter is resolved in favour of Foster's. This amount has been recorded on the balance sheet as a receivable.

Notes to the Financial Statements

Note 11 Recoverable amount of Cash Generating Units (CGUs)

As at 31 December 2008, each CGU was tested to determine whether there was any change in the recoverable amounts reported at 30 June 2008. The test for impairment involved an assessment of whether additional impairment exists, as well as any indication that the impairment loss recognised in the prior period for assets other than goodwill no longer exists or may have decreased. The assessment concluded that the carrying values of assets remained appropriate and no current period adjustment through profit and loss was required.

The Group's CGUs continue to be:

- Australia, Asia and Pacific Wine (AAP Wine)
- Australia, Asia and Pacific Beer, Cider and Spirits (AAP BCS)
- Americas
- Europe, Middle East and Africa (EMEA)

The key assumptions used in determining recoverable amount under the fair value less costs to sell and value in use tests are:

Discount rate - Future cash flows have been discounted using a rate of 12 per cent (30 June 2008: 12 per cent).

Long term growth rate – Cash flows beyond a five year period have been extrapolated using a growth rate of 3 per cent (30 June 2008: 3 per cent) The growth rate does not exceed the long term growth rate for the business in which the CGU operates.

Exchange rate – The fair value less costs to sell CGU tests converted forecast foreign currency cash flows at the exchange rate expected to be in place at the time of the forecast transaction. Most foreign currency cash flows are denominated in USD and GBP. The recoverable amount test included a forecast USD exchange rate of $A1 = 0.69 graduating up over a five year forecast period (30 June 2008: $A1 = 0.96 graduating down over a five year forecast period) and a GBP exchange rate of $A1= GBP 0.48 for 2009 graduating down over a five year forecast period (30 June 2008: $A1 = 0.49 graduating down over a five year forecast period).

Note 12 Events subsequent to reporting date

On 17 February 2009 the Board decided on a number of organisational and operational initiatives intended to improve performance of the Wine and Beer businesses. Key initiatives announced include the operational separation of the Australian beer and wine businesses, the appointment of a new and experienced leadership team, the integration of supply activities, a performance improvement program that is expected to deliver $100 million of annual cost savings in fiscal 2011 and the rationalisation of non-core vineyards and non-core Australian wine brands. The initiatives are expected to result in asset write-downs and restructuring charges in the second half of the 2009 fiscal year in the range of $330 million - $415 million before tax, comprising cash costs of approximately $130 million - $165 million and non cash costs of approximately $200 million - $250 million.

Under the terms of the Long Term Incentive Plan 706,090 fully paid ordinary shares were issued during January 2009 at nil cash consideration.

Foster's Group Limited
Directors' Declaration

The directors declare that the financial statements and notes for the consolidated entity:

a. comply with Accounting Standard AASB 134 "Interim Financial Reporting", the Corporations Act 2001 and other mandatory professional reporting requirements; and

b. give a true and fair view of the consolidated entity's financial position as at 31 December 2008 and of its performance, as represented by the results of its operations and its cash flows, for the half year ended on that date.

In the directors' opinion there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This report is made in accordance with a Resolution of the Board of Directors and is signed for and on behalf of the Directors.

Dated at Melbourne this 17th day of February 2009.

David A. Crawford
Chairperson

Ian D. Johnston
Chief Executive Officer

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX 77
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999
Website:www.pwc.com/au

Independent auditor's review report to the members of Foster's Group Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Foster's Group Limited, which comprises the balance sheet as at 31 December 2008, and the income statement, statement of recognised income and expense and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors' declaration for the Foster's Group (the consolidated entity). The consolidated entity comprises both Foster's Group Limited (the company) and the entities it controlled during that half-year.

Directors' responsibility for the half-year financial report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2008 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Foster's Group Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

For further explanation of a review, visit our website http://www.pwc.com/au/financialstatementaudit.

PRICEWATERHOUSECOOPERS

Independent auditor's review report to the members of Foster's Group Limited (continued)

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001.*

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Foster's Group Limited is not in accordance with the *Corporations Act 2001* including:

(a) giving a true and fair view of the consolidated entity's financial position as at 31 December 2008 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and *Corporations Regulations 2001.*

PricewaterhouseCoopers

Andrew Mill
Partner

17 February 2009
Melbourne

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Foster's announces the Outcomes from its Wine Review"

Released: 17 February 2009

Pages: 10
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S GROUP

17 February 2009

FOSTER'S ANNOUNCES THE OUTCOMES FROM ITS WINE REVIEW

- Wine business to be retained and reshaped over time
- Australian multi-beverage business to be separated into Wine and Beer
- Global supply operations to be integrated with demand regions
- New and experienced leadership team to be appointed
- Extensive operational performance improvement program to be implemented
- Australian tail brand portfolio to be rationalised
- Non-core vineyards to be divested and winery network optimised
- Over $100 million per annum in cost savings in F11

Foster's Group Limited (Foster's) today announced the outcomes from a comprehensive strategic and operational review of its Global Wine business (the Review).

Summary of key outcomes from the Review

- Foster's to retain and reshape its Wine business and implement significant organisational and operational change to improve performance
- Australian Wine and Beer, Cider & Spirits (BCS) divisions to be structurally separated to provide greater management focus, organisational simplicity, financial transparency and performance accountability
- Global supply operations to be integrated with respective demand regions to create end-to-end business units comprising sales, marketing, supply and functional support
- New and experienced operational leadership team to pursue performance improvement initiatives identified by the Review
  - Alex Stevens appointed Managing Director of Australian BCS
  - New Managing Directors of Australian Wine and Americas Wine to be appointed in the near future
  - Peter Jackson to continue as Managing Director of EMEA Wine
- Sales force numbers to be increased in Australia to capture opportunities in both Wine and BCS
- Overhead, procurement and manufacturing efficiency programs to be pursued to aggressively reduce costs
- Wine brand portfolio to be reshaped over time to focus on attractive segments starting with rationalisation of the Australian tail brand portfolio
- 36 non-core vineyards to be sold and 3 wineries to be closed, reconfigured or consolidated in Australia and California

- Overall operational benefits expected to exceed $100 million per annum in net pre-tax cost savings in F11 after allowing for additional investment in sales force numbers and other costs
- Total asset write downs and restructuring charges in the range of $330-415 million to be brought to account in H2 F09 ($130-165 million cash and $200-250 million non-cash) and approximately $60 million per annum of overheads to be transferred from Australian BCS to Wine resulting from structural separation

Commenting on the Review, Foster's Chairman, David Crawford said:

> "As part of the Review, the Foster's Board has considered the full range of ownership, organisational and operational options. In light of the operational opportunities available to improve performance, the Board has determined that shareholder value will be maximised by retaining the Wine business. The current difficult conditions in debt and equity markets mean this is not the appropriate time to sell or demerge Foster's Wine business.
>
> "The performance of our Wine business has been unsatisfactory. In large part this has been the product of poor execution in the Americas and pursuing a multi-beverage model in Australia. We are modifying our strategy and dramatically changing how we operate the Wine business by installing a new management team under the leadership of Ian Johnston (CEO)".

Background on the Review

The Review was initiated in April 2008 as a result of unsatisfactory performance following the acquisitions of Beringer and Southcorp, a period which had seen quality of earnings deteriorate, competitive positions weaken and Foster's failing to achieve required returns from its investment in Wine.

The Foster's Board has overseen the work conducted internally by management through the new CEO, Ian Johnston. Specialist input was obtained from external advisors and consultants where required, and the analysis and overall findings have been reviewed independently by Gresham Advisory, which has advised the Board.

The Review has been extensive and has included a comprehensive study of wine industry structure, business strategy, organisational design, operational capabilities and efficiencies, and economic and financial performance. The Review considered the attractiveness and feasibility of a wide range of organic and inorganic options available to Foster's.

Assessment of the Wine industry and Foster's Wine Business

The detailed analysis and findings of the Review are commercially sensitive, however at a high-level the Review has concluded that while the global Wine industry is structurally challenging it has robust growth dynamics and attractive market segments.

The Review concluded that Foster's business is reasonably well positioned but has failed to operate effectively in an industry where execution is particularly critical to success.

The wine industry structure is challenged by several factors including low barriers to entry, viticulture cycles, high asset intensity, increasing customer concentration, high levels of private participation and foreign exchange dynamics.

Such challenges are mitigated to an extent by good long term growth prospects in most new world wine markets. In particular, the US market has strong underlying growth potential driven by favourable demographics that will continue to increase wine penetration and consumption over time. The Australian market remains in growth as well as other attractive developed markets. In addition, certain emerging markets will provide longer term opportunities to sustain growth.

Within the wine industry, Foster's is reasonably well positioned with its business characterised as follows:

- Price points: Strong exposure in premium segments and well positioned in attractive luxury segments albeit underweight in the US. Minimal exposure to unattractive commercial segments (i.e. cask and jug)
- Varietals: Overweight in traditional, heavier style varietals with the opportunity to increase exposure to lighter style and higher growth varietals
- Country of origin: Overweight in the Australian export category, relatively balanced in the US domestic category while underweight in smaller, faster growing countries of origin
- Markets: Well positioned in developed new world markets and emerging markets, particularly Asia
- Channels: Strong exposure to retail while underweight in on-premise and direct channels
- Brand portfolio: Strong brand portfolio in premium wine versus competitors with a degree of overlap in Australian global brands
- Production footprint: Well configured, utilised and outsourced, except for overweight position in lower quality vineyards mainly in Australia and California's Central Coast
- Operational synergies: Wine and BCS provide synergy opportunities in distribution in Australia and back office overheads but limited overall

Foster's CEO Ian Johnston said:

"An encouraging outcome from the Review is that most major wine markets exhibit solid long term growth characteristics and the Foster's Wine business is well positioned to pursue and grow its involvement in the attractive segments of those markets.

"However, the Review has identified that poor execution and an ineffective organisational structure and culture have adversely impacted operating performance. The business has failed to keep pace with a dynamic market where execution is critical. Innovation rates have been below market and the portfolio has not been sufficiently adapted over time to take advantage of growth segments and mitigate exposures within the markets in which we operate."

Structural considerations

The Review identified that, other than in distribution and back office costs, the multi-beverage model adopted in Australia after the Southcorp acquisition has generally been an ineffective go-to-market model for Foster's combined portfolio. While steps had been made to increase the number of specialised Wine resources within the current multi-beverage sales force, a structural change is required to maximise performance.

Shareholder value will be improved by separating Wine and BCS in Australia. This is expected to deliver improvements in sales force effectiveness, wine product knowledge, customer coverage and service, promotional effectiveness, innovation rates and employee engagement. Multi-beverage benefits in distribution and back office support will be preserved.

The front-end structural reorganisation will involve:

- Separating Wine and BCS sales and marketing
- Providing channel focus within the sales force (i.e. on and off premise)
- Centralising sales planning and operations and focusing field sales teams on execution
- Increasing sales force numbers while reducing sales, marketing and functional support overheads
- BCS reverting to the "Carlton & United Breweries" identity
- Wine to move forward under a new identity to be determined
- Appointing new experienced leadership for Australian Wine, Americas Wine and Australian BCS

Foster's will be investing in additional sales force numbers in Australia. In aggregate, the Australian Wine and BCS sales forces will increase by approximately 25% with substantially more dedicated sales representatives in Wine.

Global supply operations will be integrated with the demand regions over time to create end-to-end autonomous business units. Key changes include:

- Australian wine supply will be integrated with Australian Wine
- Californian wine supply will be integrated with Americas Wine
- Global BCS supply will be integrated with Australian BCS
- Planning, procurement, distribution and certain other functions will continue to be shared globally by Wine and BCS where appropriate

"To best support the operational improvements, and to increase focus, simplicity, transparency and accountability, the Australian Wine and BCS businesses will be managed independently" Mr Johnston said.

Foster's has concluded that it is not the appropriate time to restructure ownership of the Wine business, whether through a full or partial sale or demerger. Detailed consideration of all ownership and structural options was undertaken as part of the Review. Key considerations in the decision to retain the Wine business at this time included the:

- Need to address poor operational performance in the business
- Opportunity to pursue portfolio reshaping opportunities over time
- Current poor state of capital markets (debt and equity) and deteriorating economic conditions

It has been determined that shareholder value will be maximised by focusing on implementing the organisational and operational initiatives identified by the Review. These factors argue that a large scale and premature sale of Wine assets would remove shareholders' ability to participate in future value creation.

Future strategy and portfolio of initiatives

Foster's future strategy will focus on implementing the Review outcomes within a broader transformation program focused on improving growth, efficiency and capability across the Group. A summary of the key initiatives to be pursued is set out below:

1. Growth – *"drive profitable growth"*

   - Separate Australian Wine and BCS, adopt a channel-led model, increase sales force numbers and refocus the sales team on execution, enabling the removal of large numbers of administration roles. These cost reduction opportunities materially exceed the cost of increasing the sales force
   - Improve performance in the Americas through a sales excellence program to increase customer facing time and new disciplines to better leverage promotional programs. A similar program is already underway in Australia
   - Increase emphasis on Asia to focus on the growth potential in the region. Fiji and Samoa BCS will be aligned with Australian BCS and New Zealand with Australian Wine
   - Place high priority on innovation, leveraging market insight capability and superior wine making skills
   - Focus on key Wine brands, supported by differentiated boutique brands streamed to appropriate channels. A number of tail brands will be rationalised and the Wine business will complete its withdrawal from the cask segment in Australia

- Implement go-to-market strategies with integrated portfolio and channel initiatives, developed to leverage retailer and distributor resources
- Capture direct route-to-market opportunities where appropriate, such as in the Nordics where Foster's will assume direct responsibility for distribution

2. Efficiency – *"be the lowest cost operator"*

- Integrate supply operations with demand regions to create end-to-end business units with increased accountability
- Reduce input costs through various strategic sourcing initiatives locally and through leveraging Foster's global scale and more disciplined buying practices
- Improve manufacturing efficiencies, particularly in conversion and packaging, through Continuous Improvement programs
- Cease low value added activities and increase simplicity of the organisation structure to enable the elimination of overhead roles which do not add value to direct selling and marketing processes
- Implement a single ERP system across the Group to facilitate business process improvement and organisational streamlining. Systems implementation has commenced and is expected to be completed in F11
- Exit lower quality, non-core vineyards in Australia and California
- Optimise winery production footprint by closing Denman in the Hunter Valley, reconfiguring St Helena in the Napa Valley and consolidating Taz with Meridian in California's Central Coast
- Overall it is expected that approximately 300 further positions will be made redundant, some during F09 and others as systems and process change permit

3. Capability – *"build a high-performance culture"*

- New senior management leadership in Australia and Americas within the separate Wine divisional structure and increased accountability
- Transform Foster's into a high-performance culture and better leverage the operational capabilities within the Company
- Increase focus on succession planning to develop the next generation of leadership

A detailed implementation timetable has been developed during the course of the Review indicating that the initiatives will be delivered over the next 18 months.

Management appointments

Foster's will immediately restructure its divisional reporting structure consistent with the separation of Australian Wine and BCS, and accordingly will make new appointments to key management positions.

Alex Stevens has today been appointed Managing Director of Australian BCS. His executive background includes 11 years with PepsiCo the last 3 being CEO, PepsiCo Australia & New Zealand (refer to attached biography for more information).

In the near future, Foster's intends to appoint a new Managing Director for the Australian Wine business and a new Managing Director for the Americas Wine business.

Peter Jackson will continue as Managing Director of the EMEA Wine business.

Scott Weiss, who has led the America's Wine business since the Southcorp acquisition, will be leaving Foster's.

The Australian Wine and BCS business was previously managed by Jamie Odell who left the Group in November 2008.

Financial impacts

Overhead, procurement and manufacturing efficiency programs are expected to deliver net pre-tax cost savings exceeding $100 million per annum in F11. In addition, the wine market opportunities identified by the Review have the potential to deliver additional EBITS over the longer term.

The split of benefits between Wine and BCS is relatively equal and the phasing through to F11 is progressive. The benefits are net of the operating cost impact of other initiatives such as sales force investment, efficiency programs, ERP systems implementation, vineyard divestments and winery optimisation.

The separation of the Wine business and associated adjustment to overhead allocations will result in an increase in Australian Wine overhead costs relative to overheads recognised under the previous multi-beverage model. Australian Wine overheads will increase by an estimated $60 million per annum, and Australian BCS overheads will reduce by a similar amount (i.e. BCS EBITS will increase and Wine EBITS will reduce). Such overhead changes will have a partial impact in F09 and almost full impact in F10 following expected completion of the reorganisation by 30 September 2009. This change has arisen as a result of the detailed work undertaken in the Wine Review to understand the costs of running the Australian Wine business under the new organisational model.

Going forward, Foster's will report the financial results of Wine and BCS separately.

The Australian Wine tail brands to be divested and/or discontinued comprise 37 brands in total which generated $60 million in net sales revenue during the year ended 31 December 2008 and had a book value of $53 million at 31 December 2008.

The Australian and Californian vineyards to be divested comprise 36 vineyards and c.5,000 planted hectares in total with a book value of $243 million at 31 December 2008.

As a result of these decisions, one off costs and write downs associated with implementation of the Review findings are expected to be in the range of $330-415 million in F09 ($130-165 million cash and $200-250 million non-cash). An updated estimate of these amounts will be brought to account in Foster's full year results for F09.

A detailed assessment of the carrying value of Foster's Wine assets has been undertaken as part of the Review. No further impairment charges were identified in addition to the non-cash write downs noted above.

Commenting on the financial impacts, Mr Johnston said:

> "While it is disappointing that Foster's is to incur these additional charges, the Review has provided the platform to materially improve the performance and returns of the Wine business. This will ensure that the value of the Wine business is maximised for Foster's shareholders under all future scenarios."

The financial impacts of the Review are not expected to have any adverse impact on Foster's financial position or credit rating.

An Investor Presentation regarding the Review will be held today and will be available electronically through the Australian Stock Exchange.

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: +61 417 033 623

ALEX STEVENS APPOINTMENT

Foster's has appointed Alex Stevens to the newly created role of Managing Director, Carlton & United Breweries, reporting to CEO Ian Johnston.

Alex's most recent Executive experience has been with PepsiCo Inc., where he spent 12 years in both Australia and the US.

His last engagement was as CEO of PepsiCo Australia, New Zealand and the Pacific Islands, with responsibilities for all Beverage, Food and Snack Units within those Regions. These comprised Pepsi Beverages Australia and Pacific, The Smith's Snackfood Company, Bluebird Snackfoods New Zealand and Sakata Rice Snacks.

Over his career with PepsiCo Alex has held several senior roles in both Australia and the US, in the disciplines of Marketing, Sales, Finance, Strategy and IT.

Before joining PepsiCo Australia, Alex was an Executive within the Corporate Finance Division of Ord Minnett (now JP Morgan) and for a number of years was a quantitative equity analyst at Dominguez Barry Samuel Montague (now UBS).

He has previously been a member of the Board of Perpetual Ltd, a member of the University of NSW Medical Faculty Advisory Board and also Chairman of Rosella Brands Group, an unlisted beverage and food entity.

Alex joins Foster's from 17 February 2009.

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Wine Review Presentation"

Released: 17 February 2009

Pages: 10
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

Wine Review Outcomes

17 February 2009

FOSTER'S GROUP

DISCLAIMER

- Foster's Group Limited (***Foster's***) advises that the following presentation contains forward looking statements which may be subject to significant uncertainties outside of Foster's control
- No representation is made as to the accuracy or reliability of forecasts or the assumptions on which they are based
- Actual future events may vary from these forecasts and you are cautioned not to place undue reliance on any forward looking statement

2

KEY WINE REVIEW OUTCOMES

FOSTER'S

- Foster's to retain and reshape its Wine business (not appropriate time to sell or demerge)
- Wine and BCS divisions in Australia to be separated and supply operations integrated with demand regions
- New and experienced operational leadership team in Wine and BCS
- Extensive operational performance improvement program to drive growth and aggressively reduce costs in Wine (and the Group)
- Australian tail brand rationalisation, vineyard divestments and further optimisation of the winery network
- Estimated financial impact of outcomes and initiatives:
  - Net pre-tax cost savings exceeding $100 million per annum in F11
  - Transfer of approximately $60 million per annum of overhead costs from BCS to Wine
  - One-off write downs and restructuring costs of $330-415 million ($130-165 million cash)

3

BACKGROUND TO THE WINE REVIEW

FOSTER'S

- Unsatisfactory performance of the Wine business since the Beringer and Southcorp acquisition
- Comprehensive mandate to review all aspects of Foster's Wine business
- Foster's Board has overseen the work conducted internally by management through the CEO
- Specialist external advice utilised where required
- Reviewed independently by Gresham Advisory which has advised the Board



Market attractiveness
Market Growth
Structure
Conduct
Performance
Company Execution
Business strategy
Where to compete
How to compete
• Products
• Markets
• Channels
• Customers
• Consumers
• Brand portfolio
• Production footprint
• Capabilities
• Operating model
Organisational structure
Group Org. Structure
"Go-to-market" models
Talent & performance culture
Operational improvement
Review business to identify operational performance improvements
Reshaping / Inorganic Options
• Divest/Retain
• Demerge
• Acquire
• Alliances
Financial impacts
• Economic profit
• Financial benefits
• Implementation costs
• Overhead allocation
• Wine asset values

4

SUMMARY OF WINE REVIEW FINDINGS

FOSTER'S

- There is good long term growth prospects in most markets
- Structural issues provide challenges
- There are attractive segments where Foster's is reasonably well positioned
- Foster's has a strong brand portfolio but has failed to keep pace with a dynamic market
- Foster's has underperformed, Wine and BCS require dedicated focus (multi-beverage model ineffective), and there are substantial operational improvement opportunities

5

GROWTH AND PREMIUMISATION TRENDS

FOSTER'S

Foster's long-term value growth expectations for key markets

% pa by value



Australian Bottled Wine Market
4-5%
US Wine Market
6-7%
UK Wine Market
3-4%
Certain Emerging Markets
7-10%

Source: Foster's

Strong "premiumisation" trend US example (pre economic downturn)

3 year historical CAGR % to mid 2008, retail value growth by price point



15%
10%
5%
<$4
$4-6
$6-8
$8-10
$10-14
$14-25
$25+

Source: AC Nielsen US Food, Drug and Liquor

6

ATTRACTIVE SEGMENTS AND FOSTER'S POSITIONING

- Foster's is well positioned with its business characterised as follows:

Price points	Strong exposure in premium segments; well positioned in attractive luxury segments albeit underweight in the US; minimal exposure to unattractive commercial segments (ie cask and jug)
Varietal	Overweight in traditional heavier style varietals; opportunity to increase exposure to lighter style and higher growth varietals
Origin	Overweight in Australian category; relatively balanced in US domestic; underweight in smaller, faster growing countries of origin
Markets	Well positioned in developed new world markets and in emerging markets (particularly in Asia)
Channels	Strong exposure to retail while underweight in on-premise and direct channels
Brands	Strong brand portfolio in premium wine versus competitors with a degree of overlap in Australian global brands

"Where to compete" is a critical determinant of success

7

FOSTER'S BRAND PORTFOLIO

Foster's Wine NSR by Brand (F08, A$m)



Other US 11%
Beringer 20%
Other AU 22%
Wolf Blass 14%
Rosemount 8%
Lindemans 14%
Penfolds 11%

- ✓ Diversified portfolio of premium brands
- ✓ Leading global super-premium and luxury brands which are well supported
- ✓ Opportunity to simplify Australian tail brand portfolio
- ✓ Opportunity to increase innovation and new product development activity

Source: Foster's

8

OPERATIONAL IMPROVEMENT OPPORTUNITIES

- Execution - Foster's has underperformed versus competitors
- **Multi-beverage model** - synergies in distribution and back office but limited overall
- ✓ **Sales** - increase sales force focus, efficiency and effectiveness; improve product and customer knowledge; improve pricing and promotional effectiveness
- ✓ **Innovation** - prioritise and leverage market insight and superior winemaking skills
- ✓ **Manufacturing** - reduce waste and downtime, improve planning and accelerate changeovers
- ✓ **Procurement** - implement strategic sourcing, product specification and expenditure policies
- ✓ **Overheads** - remove duplication, increase individual accountability and process efficiency

9

TRANSFORMATION AGENDA

- Execution has been a key performance inhibitor and change is required

Near term strategy:

#1 Structurally separate the Wine and Beer businesses

#2 Pursue 3 strategic imperatives

> Growth

> Efficiency

> Capability development

#3 Move from a functionally orientated business to an integrated operation

#4 Create a performance-based culture

- To be delivered by a new management team
- Longer term strategic options enhanced by proposed reorganisation and transformation agenda

10

CORPORATE AND MANAGEMENT STRUCTURE



Foster's Group
Wine business
Carlton & United Breweries
EMEA
Americas
ANZ
Asia
Sales (+Beer)
Sales (+Beer)
Sales
Sales (+Beer)
Mktg
Mktg
Mktg
Mktg
Supply
Supply
Supply
Supply
Sales
Marketing
Supply
Shared Supply Services
Finance
Strategy & Business Development
Human Resources
Corporate Affairs
Information & Technology
Wine
Beer

- #1 Australian BCS to revert to "Carlton & United Breweries"
- #2 Wine business identity to be determined
- #3 Alex Stevens appointed Managing Director of Australian BCS
- #4 Australian and Americas Wine MDs to be appointed in near term
- #5 Supply to be reintegrated with demand regions

Designed to achieve management focus, simplicity, transparency and accountability

11

"GO TO MARKET" MODEL IN AUSTRALIA

Channel-led model	▪ Align field sales teams by channel within Wine and BCS ▪ Deepen sales force understanding of customer business and needs ▪ Provide on-premise focus
Front-line impact	▪ Increase in direct sales force numbers of ~25% ▪ Improve customer coverage and service levels ▪ Focus on sales execution
Supporting functions	▪ Leverage a shared service model for other supporting functions ▪ Remove approximately 140 non-sales representative positions in Australia sales and marketing support

Transition to new organisation structure and sales model will be completed by September 2009

12

ADDRESSING AMERICAS PERFORMANCE

FOSTER'S

Execution	▪ Refine brand and channel strategy planning ▪ Re-engineer sales processes ▪ Improve pricing and promotional effectiveness
Distribution	▪ Build deeper and more productive relationships with distributors
Portfolio	▪ Re-weight portfolio over time and focus organisation on more attractive segments - US domestic market - Super-premium and luxury wine
Cost structure	▪ Address overhead cost base ▪ Optimise wineries and divest non-core vineyards

Significant performance improvement opportunity to be addressed

13

FUTURE STRATEGY

FOSTER'S

Growth	▪ Implement Australian "go-to-market" model ▪ Drive sales excellence program in the US and Australia ▪ Place emphasis on Asian growth ▪ Prioritise innovation to target attractive segments and mitigate exposures ▪ Focus on key brands and high value channels, and rationalise the tail
Efficiency	▪ Re-integrate supply operations with demand regions ▪ Implement strategic sourcing initiatives and procurement practices ▪ Capture manufacturing efficiencies through continuous improvement ▪ Simplify the organisation and reduce overhead costs ▪ Implement single ERP system across Wine and BCS ▪ Sell non-core vineyards and optimise winery network
Capability	▪ Appoint new operational leadership in Australia and Americas ▪ Develop and embed operational capabilities ▪ Create a high performance culture emphasising transparency and accountability ▪ Focus on succession planning

14

SUMMARY FINANCIAL IMPLICATIONS

FOSTER'S

Cost Savings	▪ Net pre-tax cost savings to exceed $100 million per annum in F11 ▪ Allows for additional investment in sales force resources and the cost of other initiatives
Restructure Costs	▪ Total write downs and restructuring charges in the range of $330-415 million to be brought to account in H2 F09 ▪ $130-165 million cash and $200-250 million non-cash items
Overhead Reallocation	▪ Transfer of approximately $60 million per annum of overheads from BCS to Wine resulting from structural separation and shared service allocation
Other	▪ No further impairment charges were identified ▪ Financial impacts not expected to have any adverse impacts on Foster's financial position or credit rating

15

CLOSING REMARKS

FOSTER'S

- Wine Review has focussed on performance and positioning over medium-long term
- Despite current global conditions, Foster's expects longer term growth trends to continue
- Clear and defined strategy for Wine has been developed
- Near term focus to be on delivering the operational performance improvement program under the new organisational structure and leadership
- Progress has begun and immediate improvements are anticipated

16


Questions
FOSTER'S
GROUP
17